FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Santander Group First Quarter 2004 Report

2.	Santander Group First Quarter 2004 Results

3.	Presentation dated April 29, 2004, titled, “Activity and Results January - March 2004.”

ITEM 1

Quarterly Report 2004

January | February | March | April | May | June | July | August | September | October | November | December

Grupo Santander

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2	Santander Group January - March 2004

Key consolidated data

Key consolidated data

Balance sheet (Million euros)	Q1 04	Q1 03	Var. (%)	2003

Total assets	349,033.6	330,547.9	5.59	351,790.5

Loans	178,938.7	163,887.1	9.18	172,504.0

Total customer funds	345,826.3	307,002.8	12.65	323,900.8

On-balance sheet	228,429.5	211,236.5	8.14	214,997.9

Off-balance sheet	117,396.8	95,766.3	22.59	108,903.0

Shareholders' equity	19,099.1	18,242.4	4.70	18,363.7

Total managed funds	466,430.4	426,314.2	9.41	460,693.5

Solvency and NPL ratios (%)
BIS ratio	12.29	13.51		12.43

Tier I	8.08	8.65		8.26

NPL ratio	1.33	1.79		1.55

NPL coverage	185.60	139.68		165.19

Income statement (Million euros)
Net interest revenue	1,984.2	1,899.0	4.49	7,958.3

Basic revenue	3,090.8	2,897.5	6.67	12,128.9

Net operating revenue	3,361.3	3,165.4	6.19	13,127.7

Net operating income	1,506.9	1,369.0	10.07	5,720.7

Net attributable income (cash-basis*)	857.7	771.6	11.16	3,133.3

Net attributable income	742.4	612.5	21.22	2,610.8

Profitability and efficiency (%)
Efficiency ratio	48.80	49.77		49.34

ROA	1.02	0.94		0.95

ROE (cash-basis*)	17.97	16.86		17.37

ROE	15.55	13.38		14.48

Market capitalization and the share
Shares outstanding (millions at period end)	4,768	4,768		4,768

Share price (euro)	8.85	5.85		9.39

Market capitalization (millions)	42,200.4	27,895.2		44,775.3

EPS (cash-basis*) annualized (euro)	0.7195	0.6473		0.6571

EPS annualized (euro)	0.6228	0.5138		0.5475

P/E ratio (market capitalization / net attributable income annualized)	14.21	11.39		17.15

Other data
Shareholders (number)	1,094,525	1,096,107		1,075,733

Number of employees	101,755	103,931		103,038

Spain	34,879	35,916		34,968

Abroad	66,876	68,015		68,070

Number of branches	9,151	9,143		9,199

Spain	4,372	4,325		4,369

Abroad	4,779	4,818		4,830

Rating agencies

		Long-term	Short-term	Financial strength

Moody’s		Aa3	P1	B

Standard & Poor’s		A +	A1

Fitch Ratings		AA -	F1+	B

(*).- Before ordinary goodwill amortization.

Note: The information contained in this report has not been audited. However, it has been drawn up according to generally accepted accounting principles and criteria.

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Santander Group January - March 2004	3

Highlights of the quarter

•	Record quarterly net attributable income based on organic growth: EUR 742.4 million, 9.0% more than in Q403 and 21.2% more than in Q103.

•	Growth in earnings due to the most recurrent businesses: net operating income plus income from equity-accounted holdings less net provisions for loan-losses: +21.7%. The capital gains from Shinsei (EUR 118 million) were allocated to a reserve pending assignment.

•	All revenue and income lines improved year-on-year for the first time in two years. net interest revenue: +4.5%; net operating income: +10.1%.

•	Greater volume of business for the Group, spurred by the main areas: loans and customer funds increased 11% and 15% year-on-year, respectively.

•	Further year-on-year improvement in management ratios: efficiency ratio (1 p.p.), ROE (2.2 p.p.), NPL ratio (0.46 p.p.) and NPL coverage (46 p.p.).

•	European Retail Banking contributed 53% of the net attributable income of the operating business areas. Higher revenues and flat costs lifted income by 23% over Q103 and 16% over Q403.

•	In Latin America, greater activity (+10% in loans and +18% in customer funds excluding the impact of exchange rates) is still not reflected in net attributable income over the first quarter of 2003 (+0.1% in US$). This is because of the fall in interest rates, higher costs (commercial costs and special projects) and the rise in minority interests in Mexico. Net attributable income was 23% higher in US$ over Q403.

•	Increased direct and indirect contribution of the global areas to the Group. Joint net attributable income rose 40% (+22% over Q403).

•	Better strategic positioning for the Group: growth strategies differentiated by countries and segments (i-06 Plan); corporate and regional projects and selective acquisitions in consumer finance.

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4	Santander Group January - March 2004

Performance during the quarter

Background

The Santander Group conducted its business in the first quarter of 2004 against a background of economic recovery. The pace of growth in the US and the emerging Asian economies (led by China) was good, while Japan, Eastern Europe, Latin America and even the Euro zone registered positive rates.

Growth in the US economy was once again driven by an expansive economic policy and a sharp rise in productivity. In Latin America, the impact of coherent economic policies began to take hold, raw material prices were higher and international liquidity conditions eased and spurred capital inflows.

In the Euro zone, exports and investment were more positive. Spain’s economy, driven by more buoyant domestic demand, continues to grow at a faster pace than the zone.

Group performance and businesses

In this environment the Santander Group maintained the upward trend in year-on-year growth registered in previous quarters. Net operating income rose 10.1% and net attributable income 21.2% to EUR 742.4 million, a new record for the Group. On a cash-basis (before ordinary amortization of goodwill), net attributable income was EUR 857.7 million.

Earnings per share in Q104 were EUR 0.6228, 21.2% higher than in Q103. On a cash-basis, the figure was EUR 0.7195 per share. ROE was 15.6%, more than two percentage points higher than in the first quarter of 2003. On a cash-basis, ROE was 18.0%.

Of note in the income statement in the first quarter was the first year-on-year rise in all revenue and income lines in the last two years. Net interest revenue rose 4.5% and net fees and commissions increased for the fifth quarter running. Other positive developments were the good performance of trading gains, cost control, the rise in equity-accounted income, the stable loan-loss provisions, the reduced cost of preferred shares and lower ordinary amortization of goodwill. The increase in minority interests, however, was felt. Lastly, the capital gains from the sale of 4% of Shinsei (EUR 118 million) are not reflected in the Group’s net attributable income.

European Retail Banking, driven by strong business and containment of costs in Spain, and by the high generation of income in Santander Consumer, increased its net attributable income 23.0% year-on-year. The business drive as of the end of 2003, focused on individual customers and SMEs, continued in Latin America. Lending and mutual funds grew in the main countries. However, the impact of the cost of marketing campaigns, the projects being developed and other one-off effects denting comparisons with the first quarter of 2003 (Serfin’s minority interests, loan-loss provisions in Mexico) meant that the region’s net attributable income was virtually the same in dollar terms as in Q103.

The direct and indirect contribution of global areas was higher. This was true of Asset Management and Insurance in Spain and Private Banking, as well as Global Wholesale Banking, whose net operating income rose 21.5% and net attributable income 71.8%, respectively.

Although the exchange rate impact continued to be negative, it was less so (3 p.p. on earnings and around 2 p.p. on the balance sheet). This effect was the net result of the strengthening of some Latin American currencies against the dollar, (particularly the Brazilian real and the Chilean peso) and the dollar’s slide against the euro (-14% in average exchange rates).

Main features by businesses

European Retail Banking performed well in all countries. As a result of a 9.4% rise in net operating revenue and a 0.3% fall in operating expenses, the efficiency ratio improved to 43.7% and net operating income and net attributable income grew by more than 20% year-on-year.

•	In Spain, Santander Central Hispano Retail Banking kept up a strong pace of growth in new business, focused on key segments (mortgages to individual customers, loans to companies, funds and insurance) through innovative and high added value products. This enabled us to boost net fees and commissions by 19.6% and defend customer spreads. Of note was the EUR 5,500 million captured by Supergestion funds and EUR 2,620 million in Superoportunidad mortgages. Higher revenues, flat costs and loan-loss provisions growing hand-in-hand with lending resulted in year-on-year growth of 18.9% in net operating income and 20.3% in net attributable income.

•	Banesto also performed better than commercial banks as a whole, with strong growth in business volumes (+44% in secured loans), higher revenues and stable costs. Net operating income rose 17.1% and net attributable income 19.5%. Banesto’s performance was supported by investor interest (it joined the Ibex-35 index at the beginning of 2004).

•	In Portugal, the Group managed its activities in an environment of weak economic growth. Backed by a rise in net fees and commissions (+10.6%) and control of costs (-2.0%), the efficiency ratio improved and net attributable income increased 12.4%.

•	Santander Consumer registered growth of 38.2% in net operating income and 53.1% in net attributable income. In order to boost its growth capacity and consolidate its position in Europe, the Group signed agreements during the first quarter to acquire two leading consumer finance entities in their respective markets: Polskie Towarzystwo Finansowe in Poland and Elcon Finans in Norway.

The net attributable income generated in Latin America was 0.1% higher than in the first quarter of 2003 in dollar terms (the currency used to manage the area) at US$413.8 million (EUR 331.3 million, -13.9%).

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Santander Group January - March 2004	5

Performance during the quarter

The year-on-year comparison is affected by different factors. On the one hand, these include the non-recurrent earnings generated in the first quarter of 2003 (portfolio of pensions in Brazil, release of provisions in Mexico) and the larger volume of minority interests in Mexico, together with the negative exchange rate impact as regards the euro, although less so that in previous years because of greater stability in Latin America. On the other hand are the higher costs incurred in the first quarter of 2004 arising from the business drive of the networks and the launch of regional projects, which are already beginning to bear fruit in revenues.

Lastly, although in the short term the fall in interest rates is eroding customer spreads, its impact will be positive for Latin American economies in the medium and long term and this will benefit our banks in the region.

Compared to the fourth quarter of 2003, net attributable income was 23.4% higher in dollar terms (+18.4% in euros), due to the strong growth in retail lending and in the capturing of funds.

•	Brazil’s growth in retail business came from lending to individual customers (+25% year-on-year, excluding the exchange rate effect) and mutual funds (+36%). As a result, fees and commissions increased and largely offset the impact of lower interest rates on revenues. The higher costs incurred in marketing campaigns and the larger volume of loan-loss provisions produced a year-on-year rise of 2.7% in net attributable income to EUR 174 million (US$217 million).

•	Of note in Mexico was the growth in retail lending, the rise in net fees and commissions and flat costs. Net operating income rose 19.4% year-on-year in dollar terms. However, the release of loan-loss provisions in Q103 and the larger share of minority interests in Q104 prevented this increase feeding through to net attributable income which was EUR 93 million (US$117 million, -31.1% over Q103).

•	Cost control in Chile, the rise in net fees and commissions and a return to a more "normal" level of loan-loss provisions, after completion of the merger, offset the impact of the sharp fall in interest rates on net interest revenue. Net attributable income was EUR 62 million (US$78 million, +98.5% over Q103).

•	Of note in other countries were the higher earnings in Venezuela and the return to profits in Uruguay.

As of January 1, 2004 the consolidation of our subsidiaries in Argentina is on the basis of Spanish criteria for homogenization and valuation. As a result, the income generated in the country is no longer ring fenced as it was in 2001 and 2002.

As part of this process, the provisions established in prior years to cover investment in the country (the Group’s capital and loans) have been assigned to the corresponding assets, with the result that they now reflect their economic value in accordance with the prudent criteria adopted for the whole

Group. However, because of the continued uncertainty regarding the economy and legislative matters, the necessary extra provisions will be made so that the value of the investment in Argentina (the capital and Group’s loans) remains totally covered.

After making the provisions to adjust to Spanish criteria on the basis of the figures at the end of 2003, there was a loss in Argentina of EUR 1.7 million in the first quarter.

The global areas (Asset Management, Private Banking and Global Wholesale Banking) took further steps to boost their recurrent generation of revenues and income, either directly or via networks. Of note in wholesale business was the extension of the coverage of the Global Customer Management Model to financial institutions, the creation of a Global Transactional Banking area to integrate the custody, global trade finance and cash management businesses and the launch of the Mid-Corp project for clients not included in the global management model.

The global areas as a whole contributed EUR 178.9 million to the Group’s net attributable income, 39.7% more than in the first quarter of 2003.

In short, a detailed analysis by business area underscores the effort made by the Group to boost revenues by strengthening business with clients, while maintaining cost control and improving the quality of risks. This enabled net attributable income to be higher, attain significant growth in business volumes and continue to improve the level of profitability, efficiency and credit quality.

Santander Group results

Net interest revenue was 4.5% higher than in the first quarter of 2003 at EUR 1,984.2 million, because of the increased business volumes and the policy of defending customer spreads that offset the sharp fall in interest rates in some countries.

Net fees and commissions increased 10.8%. Of note by business areas were Santander Central Hispano Retail Banking (+19.6%) and Retail Banking Portugal (+13.4%). Retail Banking Latin America registered growth of 12.9% in euros (+19.1% excluding the exchange rate impact). By products, growth was due to mutual and pension funds (+24%), insurance (+79%) and cards (+11%).

Net trading gains amounted to EUR 270.5 million, 1.0% more than in the first quarter of 2003.

The control in costs was reflected in the smaller rise in total operating expenses (+3.2%), largely due to general expenses related to the business drive in some countries and the development of corporate projects. Personnel expenses only rose 1.3%.

The growth in revenues, together with cost control, improved the efficiency ratio to 48.8%, one percentage point better than in the first quarter of 2003. There were clear improvements in

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6	Santander Group January - March 2004

Performance during the quarter

Santander Central Hispano Retail Banking (-4.1 p.p.), Banesto (-2.8 p.p.), Portugal (-3.8 p.p.), Consumer Finance Europe (-6.5 p.p.) and Global Wholesale Banking (-5.2 p.p.).

Net operating income was 10.1% higher at EUR 1,506.9 million, continuing the upward quarter-on-quarter trend begun in 2003. Excluding the exchange rate impact, growth was 13.3%.

Income from equity-accounted holdings (net of dividends) increased 84.1% to EUR 228.6 million. This was largely due to the higher contributions from The Royal Bank of Scotland Group and Cepsa (company performances and increased stake).

Net provisions for loan-losses amounted to EUR 323.5 million, 2.8% less than in the first quarter of 2003, as a result of the reduced provisions for country-risk.

The growth in net operating income, together with improvement in income from equity-accounted holdings and loan-loss provisions, produced an increase of 21.7% in aggregate.

Amortization of goodwill against earnings amounted to EUR 117.7 million, down from EUR 840.2 million in Q103. The difference was due to the early amortization in 2003 of EUR 681.1 million.

"Other income" was EUR 155 million negative. It included the capital gains from the sale of the 4% stake in Shinsei, and a reserve of the same amount pending assignation was established, in line with the Group’s policy of not feeding extraordinary income through to net attributable income. In addition, various provisions to continue to strengthen the balance sheet were established.

Income before taxes on a cash-basis (before ordinary amortization of goodwill) was 11.4% higher than in the first quarter of 2003 at EUR 1,252.9 million. After deducting taxes, minority interests (+65.5%, largely due to Santander Serfin) and preferred shares, net attributable income on a cash-basis was EUR 857.7 million, 11.2% higher than in the first quarter of 2003.

Excluding ordinary amortization of goodwill (EUR 115.2 million, 27.6% less than in Q103), net attributable income was EUR 742.4 million, 9.0% higher than in Q403 and 21.2% more than in Q103. This figure surpassed the goal and set a new quarterly record for the Santander Group.

Santander Group consolidated balance sheet

Total funds managed by the Group amounted to EUR 466,430 million, 9.4% more than in March 2003. The negative impact of exchange rates was around 2 percentage points.

Gross lending rose 11.1% to EUR 183,821 million. Excluding the impact of securitization, growth in other resident sectors was 19.7% (+34.6% secured loans). Year-on-year growth rose for the fifth straight quarter.

Germany’s lending rose 23.8%. Latin America still reflected the negative impact of exchange rates, but excluding this effect there was growth in Brazil, Mexico (without IPAB), Puerto Rico, Colombia and Venezuela, spurred by loans to individual customers and SMEs.

The most noteworthy feature in Spain during the first quarter was the continued high growth in mortgages and in loans to companies. Loans to the resident sector increased 3.8% over the end of 2003, while Latin America registered growth of 4.3% excluding the exchange rate effect.

Total customer funds increased 12.6% over March 2003 to EUR 345,826 million (+15.3% excluding the exchange rate effect) and 6.8% since the end of 2003.

As in lending, the year-on-year growth in funds also improved quarter by quarter. In Spain, deposits (excluding REPOs), mutual funds and pension plans rose 11.0% in the year to March 2004. Of note was the growth in demand deposits (+17.0% in current accounts) and the 12.8% fall in time deposits (within the Group’s spread management policy).

Mutual funds increased 19.3% in the year to March, consolidating the Group’s leadership position with a market share of more than 28%. 2004 began on a strong footing (increase of EUR 4,770 million in the first quarter). Pension plans increased 15.5% in the year to March 2004.

On- and off-balance sheet funds in Latin America rose 10.9% in euros (+18.9% excluding the exchange rate effect). All countries performed well in local currency terms. Of note in deposits was the growth in Argentina, Mexico, Puerto Rico and Venezuela. The rise in mutual funds was 38.2% excluding the exchange rate effect, with notable growth in Brazil, Mexico, Chile and Puerto Rico. All countries registered growth in pension plans (total increase of 22.0% excluding the exchange rate impact).

Goodwill pending amortization amounted to EUR 7,349 million. The net change during the first quarter was –EUR 36 million due to the difference between the amortization carried out (EUR 117.7 million) and the increased stake in Finconsumo. The reduction since March 2003 was EUR 831.6 million (-10.2%) and included the early amortization of Banespa, the reclassification of the goodwill of Sanpaolo-IMI and Commerzbank from the restructuring of the portfolio. The main increase meanwhile arose from the acquisition of Cepsa shares.

The Group’s equity, on the basis of BIS criteria, amounted to EUR 25,982 million. The surplus above the minimum requirement was EUR 9,072 million. The BIS ratio was 12.3%, with Tier I of 8.1% and core capital of 6.2%.

The Group continued its policy of strengthening core capital and reducing the weight of preferred shares in Tier I (from 37% to 26% in 2003 and below 24% at the end of the first quarter).

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Santander Group January - March 2004	7

Performance during the quarter

Risk management

The quality of the Group’s credit risk indices remained good during the first quarter. The ratio of non-performing loans (NPLs) dropped from 1.55% of total lending in December 2003 and 1.79% in March 2003 to 1.33% in March 2004.

NPL coverage rose by more than 20 percentage points in the first quarter to 185.6% (165.2% at the end of 2003 and almost 46 p.p. higher than in March 2003).

Specific loan-loss provisions, net of recoveries, were 55% lower than a year ago at EUR 103.5 million.

The Group’s NPL ratio in Spain dropped to an all time low of 0.77% and coverage of doubtful loans rose to 257%. Net entries of NPLs from retail business were below forecasts and lower than in 2003.

The NPL ratio in Portugal was 2.12% and coverage 126.1% (1.84% and 115% in March 2003). The NPL ratio of Santander Consumer was 1.90%, down from 2.61% in March 2003. Coverage was 154%.

In Latin America, the NPL ratio was 3.0%, well down on the 3.8% registered in March 2003. Coverage increased to 143.0%.

The risk profile in market risk management was medium-low. The VaR of trading portfolios during the first quarter was on a downward trend (around US$20 million at the start of the year and a maximum of US$22.5 million at the end of January) because of the reduction in positions, chiefly in Madrid, to US$18.7 million at the end of March. There was a redistribution of risk between Europe and Latin America because of changes in positions, but the average total VaR did not vary significantly.

Dividends

The Board of Directors approved a third interim dividend of EUR 0.0775 per share, paid as of February 1 2004, and a fourth one of EUR 0.070408 effective as of May 1.

This fourth dividend, which will be the last one if the proposal is approved at the General Shareholders’ Meeting, makes the total payment charged to 2003 earnings 5% more than that charged to 2002 earnings.

Exchange rates: 1 euro/currency parity

	Average (income statement)		Period-end (balance sheet)

	Q1 04	Q1 03	31.03.04	31.12.03	31.03.03

US$	1.2490	1.0733	1.2224	1.2630	1.0895

Brazilian real	3.6186	3.7498	3.5572	3.6646	3.6825

New Mexican peso	13.7286	11.6161	13.6615	14.1772	11.7565

Chilean peso	734.8456	791.1768	752.9950	748.3910	791.1392

Venezuelan bolivar	2,226.7747	1,750.9149	2,344.0613	2,018.2857	1,741.0077

Argentine peso	3.6429	3.4148	3.5175	3.7259	3.2522

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8	Santander Group January - March 2004

Consolidated financial report

Income statement

	January - March 04		January - March 03		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	4,185.8	4.75	4,447.1	5.50	(261.3)	(5.88)

Dividends	64.4	0.07	49.5	0.06	14.9	30.01

Interest expenses	(2,266.1)	(2.57)	(2,597.7)	(3.21)	331.6	(12.77)

Net interest revenue	1,984.2	2.25	1,899.0	2.35	85.2	4.49

Net fees and commissions	1,106.6	1.26	998.5	1.24	108.1	10.83

Basic revenue	3,090.8	3.51	2,897.5	3.58	193.3	6.67

Trading gains	270.5	0.31	267.9	0.33	2.6	0.96

Net operating revenue	3,361.3	3.81	3,165.4	3.92	195.9	6.19

Personnel and general expenses	(1,640.5)	(1.86)	(1,575.5)	(1.95)	(65.0)	4.12

a) Personnel expenses	(1,003.0)	(1.14)	(990.3)	(1.22)	(12.7)	1.29

b) General expenses	(637.4)	(0.72)	(585.2)	(0.72)	(52.2)	8.92

Depreciation	(177.7)	(0.20)	(189.8)	(0.23)	12.1	(6.37)

Other operating costs	(36.3)	(0.04)	(31.1)	(0.04)	(5.1)	16.47

Operating costs	(1,854.4)	(2.10)	(1,796.4)	(2.22)	(58.0)	3.23

Net operating income	1,506.9	1.71	1,369.0	1.69	137.9	10.07

Income from equity - accounted holdings	228.6	0.26	124.2	0.15	104.5	84.12

Less: Dividends from equity - accounted holdings	17.7	0.02	14.0	0.02	3.7	26.18

Earnings from Group transactions	(1.5)	(0.00)	701.3	0.87	(702.8)	—

Net provisions for loan - losses	(323.5)	(0.37)	(332.8)	(0.41)	9.3	(2.80)

Writedown of investment securities	(0.1)	(0.00)	0.2	0.00	(0.4)	—

Accelerated goodwill amortization	(2.4)	(0.00)	(681.1)	(0.84)	678.6	(99.64)

Other income	(155.0)	(0.18)	(55.8)	(0.07)	(99.3)	177.96

Income before taxes (cash-basis*)	1,252.9	1.42	1,125.0	1.39	127.8	11.36

Corporate tax	(239.8)	(0.27)	(205.7)	(0.25)	(34.2)	16.60

Net consolidated income (cash-basis*)	1,013.1	1.15	919.4	1.14	93.7	10.19

Minority interests	97.5	0.11	58.9	0.07	38.6	65.63

Dividend - preferred shareholders	57.9	0.07	88.9	0.11	(31.0)	(34.88)

Net attributable income (cash-basis*)	857.7	0.97	771.6	0.95	86.1	11.16

Ordinary goodwill amortization	(115.2)	(0.13)	(159.1)	(0.20)	43.9	(27.57)

Net attributable income	742.4	0.84	612.5	0.76	130.0	21.22

Note:
Average Total Assets	352,477.6		323,389.2		29,088.4	8.99

Average Shareholders' Equity	19,091.8		18,307.4		784.4	4.28

(*) Before ordinary goodwill amortization.

(*) Exchange rate effect excluded: +13.3%

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Santander Group January - March 2004	9

Consolidated financial report

Quarterly

Million euros	2003				2004

	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter

Interest revenues	4,447.1	4,331.2	4,228.0	4,197.4	4,185.8

Dividends	49.5	205.6	98.6	87.7	64.4

Interest expenses	(2,597.7)	(2,507.9)	(2,336.0)	(2,245.3)	(2,266.1)

Net interest revenue	1,899.0	2,028.9	1,990.6	2,039.8	1,984.2

Net fees and commissions	998.5	1,047.4	1,055.3	1,069.4	1,106.6

Basic revenue	2,897.5	3,076.3	3,045.9	3,109.2	3,090.8

Trading gains	267.9	316.0	256.3	158.6	270.5

Net operating revenue	3,165.4	3,392.3	3,302.2	3,267.8	3,361.3

Personnel and general expenses	(1,575.5)	(1,631.1)	(1,620.8)	(1,650.3)	(1,640.5)

a) Personnel expenses	(990.3)	(1,019.7)	(1,011.8)	(1,027.6)	(1,003.0)

b) General expenses	(585.2)	(611.4)	(609.0)	(622.7)	(637.4)

Depreciation	(189.8)	(187.8)	(190.0)	(195.2)	(177.7)

Other operating costs	(31.1)	(43.2)	(44.7)	(47.5)	(36.3)

Operating costs	(1,796.4)	(1,862.1)	(1,855.5)	(1,893.0)	(1,854.4)

Net operating income	1,369.0	1,530.2	1,446.7	1,374.8	1,506.9

Income from equity - accounted holdings	124.2	(15.8)	152.3	146.6	228.6

Less: Dividends from equity - accounted holdings	14.0	173.7	52.3	69.5	17.7

Earnings from Group transactions	701.3	27.8	(24.7)	251.2	(1.5)

Net provisions for loan - losses	(332.8)	(481.2)	(289.3)	(392.3)	(323.5)

Writedown of investment securities	0.2	0.0	0.4	(0.0)	(0.1)

Accelerated goodwill amortization	(681.1)	(10.1)	(7.9)	(1,020.1)	(2.4)

Other income	(55.8)	180.4	(51.1)	681.1	(155.0)

Income before taxes (cash-basis*)	1,125.0	1,231.2	1,226.5	1,041.2	1,252.9

Corporate tax	(205.7)	(229.3)	(263.5)	(170.9)	(239.8)

Net consolidated income (cash-basis*)	919.4	1,001.9	962.9	870.3	1,013.1

Minority interests	58.9	85.2	85.1	77.5	97.5

Dividend - preferred shareholders	88.9	79.4	78.3	67.9	57.9

Net attributable income (cash-basis*)	771.6	837.3	799.5	724.9	857.7

Ordinary goodwill amortization	(159.1)	(157.1)	(162.3)	(44.0)	(115.2)

Net attributable income	612.5	680.3	637.2	680.9	742.4

Note:
Average Total Assets	323,389.2	338,220.6	345,219.1	349,329.8	352,477.6

Average Shareholders' Equity	18,307.4	18,691.3	17,688.2	17,537.4	19,091.8

(*) Before ordinary goodwill amortization.

(*) Exchange rate effect excluded: +15.8%	(*) Exchange rate effect excluded: +27.0%

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10	Santander Group January - March 2004

Consolidated financial report

Net fees and commissions

			Variation

Million euros	Q1 04	Q1 03	Amount	(%)

Commissions for services	592.0	543.0	48.9	9.01

Commercial bills	101.2	107.2	(6.0)	(5.64)

Credit and debit cards	128.4	115.5	12.9	11.16

Account management	98.4	94.3	4.1	4.35

Insurance	119.2	66.5	52.7	79.34

Contingent liabilities	54.1	48.4	5.7	11.66

Other operations	90.7	111.1	(20.4)	(18.37)

Mutual & pension funds	373.9	301.3	72.6	24.08

Securities services	140.7	154.1	(13.4)	(8.68)

Total	1,106.6	998.5	108.1	10.83

Personnel and general expenses

			Variation

Million euros	Q1 04	Q1 03	Amount	(%)

Personnel expenses	1,003.0	990.3	12.7	1.29

General expenses:	637.4	585.2	52.2	8.92

Information technology	114.4	103.1	11.3	11.00

Communications	56.5	58.4	(1.9)	(3.28)

Advertising	77.2	50.0	27.2	54.34

Buildings and premises	117.4	109.9	7.6	6.88

Printed & office material	18.5	19.4	(0.9)	(4.61)

Taxes (other than income tax)	36.6	35.5	1.1	3.11

Other expenses	216.8	208.9	7.8	3.75

Total	1,640.5	1,575.5	65.0	4.12

Net loan-loss and country-risk provisions

			Variation

Million euros	Q1 04	Q1 03	Amount	(%)

Non - performing loans	392.2	337.2	55.0	16.31

Country - risk	20.5	73.7	(53.2)	(72.20)

Recovery of written - off assets	(89.2)	(78.1)	(11.1)	14.16

Net provisions	323.5	332.8	(9.3)	(2.80)

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Santander Group January - March 2004	11

Consolidated financial report

Average yield of assets and average cost of funds

	January - March 2004		January - March 2003

(%)	Weight	Av. rate	Weight	Av. rate

Central banks and Government debt securities	9.77	3.49	10.20	4.56

Due from banks	11.33	3.09	11.50	4.57

Loans:	49.75	5.67	50.14	6.58

Euros	39.28	4.55	37.63	5.28

Foreign currency	10.47	9.86	12.51	10.51

Investment securities	17.13	4.48	14.15	6.19

Other assets	12.02	—	14.01	—

Other revenue	—	0.55	—	0.39

Total	100.00	4.82	100.00	5.56

Due to banks	18.91	2.99	16.03	3.74

Customer deposits:	47.12	2.21	49.88	3.09

Euros	32.39	1.64	34.02	2.01

Foreign currency	14.73	3.47	15.86	5.43

Debt securities and subordinated debt:	16.04	3.97	14.11	4.48

Euros	10.51	3.79	7.77	4.32

Foreign currency	5.53	4.32	6.34	4.66

Net shareholders' equity	5.79	—	6.02	—

Other liabilities	12.14	1.68	13.96	2.12

Other costs	—	0.12	—	0.14

Total	100.00	2.57	100.00	3.21

(*)   Exchange rate effect excluded: +7.0%

(*)   Exchange rate effect excluded: +13.6%

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12	Santander Group January - March 2004

Consolidated financial report

Balance sheet

		Variation

Million euros	31.03.04	31.03.03	Amount	(%)	31.12.03

Assets
Cash and central banks	9,260.3	6,603.2	2,657.1	40.24	8,907.4

Government debt securities	24,806.6	28,861.0	(4,054.4)	(14.05)	31,107.9

Due from banks	34,503.2	36,974.7	(2,471.5)	(6.68)	37,617.8

Loans	178,938.7	163,887.1	15,051.6	9.18	172,504.0

Investment securities	60,869.3	49,287.6	11,581.7	23.50	59,675.4

Fixed income	44,552.0	35,649.8	8,902.3	24.97	44,277.1

Equity	16,317.3	13,637.8	2,679.4	19.65	15,398.3

Shares and other securities	10,672.5	7,562.4	3,110.1	41.13	10,064.1

Equity stakes	4,538.0	4,951.6	(413.6)	(8.35)	4,266.4

Equity stakes in Group companies	1,106.8	1,123.9	(17.1)	(1.52)	1,067.8

Tangible and intangible assets	5,161.6	5,233.8	(72.3)	(1.38)	5,058.3

Treasury stock	17.2	9.4	7.8	82.28	10.2

Goodwill	7,349.4	8,181.0	(831.6)	(10.16)	7,385.2

Other assets	23,294.4	26,717.8	(3,423.4)	(12.81)	24,902.5

Prior years' results from consolidated companies	4,833.0	4,792.3	40.7	0.85	4,621.8

Total assets	349,033.6	330,547.9	18,485.7	5.59	351,790.5

Liabilities
Due to banks	58,781.2	53,782.2	4,999.0	9.29	75,580.3

Customer deposits	169,757.7	164,993.4	4,764.3	2.89	159,335.6

Deposits	135,300.9	128,779.7	6,521.2	5.06	132,747.6

REPOs	34,456.8	36,213.8	(1,756.9)	(4.85)	26,588.0

Debt securities	46,765.0	34,071.8	12,693.2	37.25	44,441.2

Subordinated debt	11,906.8	12,171.3	(264.5)	(2.17)	11,221.1

Net provisions for risks and charges	12,823.0	13,147.7	(324.7)	(2.47)	12,727.7

Minority interests	5,665.8	6,642.8	(977.1)	(14.71)	5,439.5

Net consolidated income	897.8	760.3	137.6	18.09	3,232.0

Capital	2,384.2	2,384.2	0.0	0.00	2,384.2

Reserves	22,267.1	21,423.0	844.0	3.94	19,445.0

Other liabilities	17,785.0	21,171.1	(3,386.1)	(15.99)	17,983.9

Total liabilities	349,033.6	330,547.9	18,485.7	5.59	351,790.5

Other managed funds (off - balance sheet)	117,396.8	95,766.3	21,630.5	22.59	108,903.0

Mutual funds	87,172.4	69,987.2	17,185.2	24.55	80,502.0

Pension funds	20,532.8	17,785.6	2,747.3	15.45	19,494.8

Managed portfolios	9,691.6	7,993.6	1,698.0	21.24	8,906.1

Total managed funds	466,430.4	426,314.2	40,116.2	9.41	460,693.5

Contingent liabilities	30,574.8	27,968.4	2,606.4	9.32	30,514.2

Guarantees	27,299.2	24,665.7	2,633.5	10.68	27,273.9

Documentary credits	3,275.7	3,302.7	(27.0)	(0.82)	3,240.3

(*)   Exchange rate effect excluded: +10.3%

(*)   Exchange rate effect excluded: +15.3%

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Santander Group January - March 2004	13

Consolidated financial report

Loans

		Variation

Million euros	31.03.04	31.03.03	Amount	(%)	31.12.03

Public sector	5,590.7	4,913.9	676.8	13.77	5,487.4

Private sector	107,395.0	89,765.3	17,629.7	19.64	103,515.6

Secured loans	51,752.8	39,054.1	12,698.7	32.52	47,999.6

Other loans	55,642.2	50,711.2	4,931.0	9.72	55,516.0

Non-resident sector	70,835.5	73,982.3	(3,146.8)	(4.25)	68,617.7

Secured loans	19,752.2	21,659.5	(1,907.3)	(8.81)	18,796.1

Other loans	51,083.3	52,322.7	(1,239.5)	(2.37)	49,821.6

Gross loans	183,821.2	168,661.5	15,159.7	8.99	177,620.7

Less: allowance for loan-losses	4,882.5	4,774.4	108.1	2.26	5,116.7

Net loans	178,938.7	163,887.1	15,051.6	9.18	172,504.0

Note: Doubtful loans	2,931.7	3,518.4	(586.6)	(16.67)	3,276.7

Public sector	2.2	3.2	(1.0)	(31.43)	0.9

Private sector	896.6	988.5	(91.9)	(9.30)	930.7

Non-resident sector	2,032.9	2,526.6	(493.7)	(19.54)	2,345.1

Customer funds

		Variation

Million euros	31.03.04	31.03.03	Amount	(%)	31.12.03

Public sector	11,437.6	12,595.0	(1,157.4)	(9.19)	9,225.9

Private sector	81,159.2	78,327.5	2,831.7	3.62	77,918.9

Demand deposits	24,664.0	21,085.7	3,578.3	16.97	25,089.2

Saving accounts	17,687.1	16,008.5	1,678.6	10.49	17,823.4

Time deposits	18,094.2	20,749.5	(2,655.3)	(12.80)	18,640.1

REPOs	20,046.7	20,298.7	(252.0)	(1.24)	16,348.5

Other accounts	667.1	185.1	482.1	260.49	17.7

Non-resident sector	77,160.9	74,070.9	3,089.9	4.17	72,190.7

Deposits	69,284.8	66,159.3	3,125.5	4.72	65,885.5

REPOs	7,876.1	7,911.6	(35.6)	(0.45)	6,305.2

Total customer deposits	169,757.7	164,993.4	4,764.3	2.89	159,335.6

Debt securities	46,765.0	34,071.8	12,693.2	37.25	44,441.2

Subordinated debt	11,906.8	12,171.3	(264.5)	(2.17)	11,221.1

Total customer funds on balance sheet	228,429.5	211,236.5	17,192.9	8.14	214,997.9

Total managed funds (off-balance sheet)	117,396.8	95,766.3	21,630.5	22.59	108,903.0

Mutual funds	87,172.4	69,987.2	17,185.2	24.55	80,502.0

Spain	65,495.0	54,921.8	10,573.2	19.25	60,725.4

Abroad	21,677.3	15,065.4	6,611.9	43.89	19,776.6

Pension funds	20,532.8	17,785.6	2,747.3	15.45	19,494.8

Spain	6,716.5	5,833.9	882.6	15.13	6,652.7

Individuals	5,797.0	5,081.2	715.8	14.09	5,767.7

Abroad	13,816.3	11,951.6	1,864.6	15.60	12,842.1

Managed portfolios	9,691.6	7,993.6	1,698.0	21.24	8,906.1

Spain	2,547.8	2,343.5	204.3	8.72	2,450.5

Abroad	7,143.8	5,650.1	1,493.7	26.44	6,455.6

Total customer funds	345,826.3	307,002.8	38,823.4	12.65	323,900.8

Back to Contents

14	Santander Group January - March 2004

Consolidated financial report

Credit risk management *

		Variation

Million euros	31.03.04	31.03.03	Amount	(%)	31.12.03

Non-performing loans	2,857.9	3,518.5	(660.6)	(18.78)	3,222.5

NPL ratio (%)	1.33	1.79	(0.46)		1.55

Allowances for loan-losses	5,304.3	4,914.5	389.8	7.93	5,323.1

NPL coverage (%)	185.60	139.68	45.92		165.19

Ordinary non-performing loans **	2,360.6	3,014.0	(653.4)	(21.68)	2,712.2

NPL ratio (%) **	1.10	1.54	(0.44)		1.31

NPL coverage (%) **	224.70	163.06	61.64		196.26

(*) Excluding country-risk
(**) Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non-performing loans / computable risk

Quarterly non-performing loans evolution

	2003				2004

Million euros	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter

Balance at beginning of period	3,676.5	3,518.5	3,394.2	3,461.4	3,222.5

+ Net additions	353.1	95.2	200.9	71.2	65.5

- Write-offs	(511.1)	(219.6)	(133.8)	(310.1)	(430.1)

Balance at period-end	3,518.5	3,394.2	3,461.4	3,222.5	2,857.9

Country-risk management

	31.03.04		31.03.03	Variation		31.12.03

	Mill. euro	Mill. US$	Mill. US$	Amount	(%)	Mill. US$

Risk (gross)	452.3	552.9	659.5	(106.6)	(16.16)	627.9

Allowances	197.6	241.5	433.1	(191.6)	(44.24)	513.0

Risk (net)	254.7	311.4	226.4	85.0	37.54	114.9

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Santander Group January - March 2004	15

Consolidated financial report

Santander Group. Derivative products as of March 2004

						Total		Net replacement cost
Million dollars	<1 year	1-5 years	5-10 years	>10 years	Total	Trading	Hedging	Total	Trading	Hedging

IRS	117,645	132,790	60,955	30,719	342,108	273,648	68,460	4,089	1,933	2,156

FRAs	20,984	1,455	—	—	22,439	21,056	1,383	4	4	0

Interest rate options	9,778	19,036	7,192	1,430	37,436	37,285	151	270	267	3

Asset Swaps	25	1,356	—	—	1,381	1,282	99	—	—	—

OTC interest subtotal	148,432	154,636	68,146	32,149	403,364	333,271	70,093	4,364	2,204	2,160

Currency forwards	54,813	1,197	103	—	56,114	7,115	48,999	578	42	537

Currency Swaps	3,799	6,464	756	259	11,278	3,374	7,904	(236)	92	(328)

Currency options	4,172	293	—	—	4,465	553	3,912	135	56	79

OTC foreign exch. subtotal	62,785	7,954	860	259	71,857	11,042	60,815	478	190	287

OTC debt options subtotal	750	—	—	—	750	750	—	3	3	—

OTC equity subtotal	7,243	12,183	1,943	—	21,369	1,775	19,594	1,014	111	903

Total	219,210	174,774	70,949	32,408	497,341	346,839	150,502	5,858	2,508	3,351

Average VaR by region. First quarter

Million dollars

	2004	2003

Total	18.1	17.3

Europe	5.0	12.2

USA	3.0	1.4

Latin America	17.1	11.1

Other	0.0	0.1

VaR by product. First quarter 2004

Million dollars

	Min.	Avg.	Max.	Latest

Total trading
Total VaR	15.7	18.1	22.5	18.7

Diversification effect	(1.8)	(7.8)	(11.6)	(8.5)

Fixed income VaR	6.4	12.7	17.3	12.9

Equity VaR	1.4	2.7	4.9	2.4

Currency VaR	9.7	10.5	12.0	12.0

Back to Contents

16	Santander Group January - March 2004

Consolidated financial report

Shareholders’ equity and capital ratios

			Variation

Million euros	31.03.04	31.03.03	Amount	(%)	31.12.03

Subscribed capital stock	2,384.2	2,384.2	—	—	2,384.2

Paid-in surplus	8,720.7	8,979.7	(259.0)	(2.88)	8,720.7

Reserves (includes net reserves
at consolidated companies)	8,713.3	7,651.0	1,062.3	13.88	6,102.5

Total primary capital	19,818.3	19,014.9	803.3	4.22	17,207.4

Net attributable income	742.4	612.5	129.9	21.22	2,610.8

Treasury stock	(17.2)	(9.4)	(7.8)	82.28	(10.2)

Distributed interim dividend	(1,108.7)	(1,086.0)	(22.6)	2.08	(739.1)

Shareholders' equity at period-end	19,434.9	18,532.0	902.9	4.87	19,069.0

Interim dividend pending distribution	—	—	—	—	(369.6)

Final dividend	(335.7)	(289.6)	(46.1)	15.93	(335.7)

Shareholders' equity after
allocation of period-end results	19,099.1	18,242.4	856.7	4.70	18,363.7

Preferred shares	4,183.2	5,140.0	(956.8)	(18.61)	4,484.9

Minority interests	1,638.0	1,650.6	(12.7)	(0.77)	1,575.8

Shareholders' equity and minority interests	24,920.3	25,033.0	(112.7)	(0.45)	24,424.4

Basic capital (Tier I)	17,087.6	16,475.3	612.3	3.72	16,951.2

Supplementary capital	8,894.1	9,243.9	(349.9)	(3.78)	8,570.2

Eligible capital	25,981.7	25,719.2	262.5	1.02	25,521.4

Risk weighted assets (BIS criteria)	211,374.6	190,380.2	20,994.4	11.03	205,253.4

BIS ratio	12.29	13.51	(1.22)		12.43

Tier I	8.08	8.65	(0.57)		8.26

Excess (amount)	9,071.7	10,488.8	(1,417.1)	(13.51)	9,101.1

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Santander Group January - March 2004	17

Report by business areas

Report by Business Areas

The Santander Group is maintaining the presentation criteria it used in 2003.

The income statements and balance sheets of each business area are drawn up by aggregating the Group’s basic operating units. The information covers both the accounting data of the units that comprise each area as well as that from the information management systems. In all cases the financial statements are adapted to Spanish regulations and incorporate the adjustments so that like-for-like comparisons can be made and/or the applicable consolidation adjustments.

All the areas have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking in Europe and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking in Europe is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weigh the regulatory capital for Corporate Banking in Europe downward (50%) and upward (50%) in Latin America.

The Group’s institutional costs have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

Some adjustments with regard to 2003 figures have been made, with a marginal impact, arising from the change of dependency of some business units. This concerns Consumer Finance in Europe. The business areas’ definitions and contents are as follows:

•	European Retail Banking: This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. The area is made up of four units: Santander Central Hispano Retail Banking, Banesto, Portugal and Consumer Finance.

•	Banesto (included in European Retail Banking): This covers Banesto’s contribution to the Group, after applying the aforementioned criteria. As a result, the figures do not coincide with those published by Banesto.
•	Retail Banking Latin America: This area covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channelled through specialized business units.

In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations. The amortization of goodwill, which is beyond the Group’s management of business, and country-risk provisions are included in Financial Management and Equity Stakes.

•	Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•	Global Wholesale Banking: This area covers Santander Central Hispano’s Corporate Banking in Spain, the rest of Europe and New York, the treasury units in Madrid and New York, as well as investment banking throughout the world.

•	Financial Management and Equity Stakes: This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of global shareholders’ equity through issues and securitization. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It incorporates too the accelerated amortization of goodwill and country-risk but, as previously stated, not the costs related to the Group’s central services.

The area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the total income of Portugal and Latin America continues to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

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18	Santander Group January - March 2004

Report by business areas

Income statement and balance sheet by operating business areas

	European Retail Banking				Retail Banking Latin America

Million euros	Q1 04	Q1 03	(%)		Q1 04	Q1 03	(%)

Income statement
Net interest revenue	1,176.3	1,095.0	7.43		786.5	775.4	1.42

Net fees and commissions	571.1	511.6	11.64		267.9	237.3	12.89

Basic revenue	1,747.5	1,606.6	8.77		1,054.4	1,012.8	4.11

Trading gains	67.8	53.2	27.51		122.7	108.7	12.83

Net operating revenue	1,815.3	1,659.8	9.37		1,177.1	1,121.5	4.96

Personnel and general expenses	(793.4)	(796.0)	(0.33)		(634.6)	(586.2)	8.25

a) Direct	(678.9)	(684.2)	(0.78)		(601.8)	(556.0)	8.23

Personnel expenses	(493.6)	(499.8)	(1.25)		(316.8)	(300.7)	5.36

General expenses	(185.3)	(184.4)	0.48		(285.0)	(255.3)	11.61

b) Indirect	(114.5)	(111.8)	2.42		(32.8)	(30.2)	8.57

Depreciation	(88.5)	(92.0)	(3.75)		(67.6)	(64.0)	5.64

Other operating costs	(17.1)	(9.9)	72.94		(27.7)	(20.9)	32.97

Net operating income	916.2	761.8	20.26		447.1	450.4	(0.73)

Income from equity - accounted holdings	34.9	18.3	91.24		1.3	0.1	—

Net provisions for loan - losses	(201.9)	(188.6)	7.02		(80.7)	(33.4)	141.26

Other income	(2.9)	20.5	—		(11.3)	(53.3)	(78.80)

Income before taxes	746.4	611.9	21.97		356.4	363.7	(2.00)

Net consolidated income	544.9	440.6	23.69		313.9	343.3	(8.56)

Net attributable income	508.1	413.0	23.02		271.2	325.3	(16.62)

Balance sheet
Loans	130,367.6	112,162.0	16.23		30,232.4	31,060.6	(2.67)

Government securities	3,963.5	4,015.4	(1.29)		—	—	—

Due from banks	25,911.7	29,100.5	(10.96)		16,525.7	15,410.5	7.24

Investment securities	9,925.1	6,929.1	43.24		23,389.5	20,129.7	16.19

Tangible and intangible assets	2,986.6	2,917.7	2.36		1,406.8	1,497.3	(6.05)

Other assets	6,841.9	6,867.4	(0.37)		9,272.3	9,785.0	(5.24)

Total Assets / Liabilities	179,996.4	161,992.1	11.11		80,826.8	77,883.1	3.78

Customer deposits	92,241.8	88,755.0	3.93		38,452.3	37,339.8	2.98

Debt securities	13,437.4	8,320.2	61.50		5,293.6	4,707.2	12.46

Subordinated debt	1,704.9	995.7	71.23		544.4	586.5	(7.18)

Due to banks	34,838.8	39,861.5	(12.60)		26,723.5	25,147.3	6.27

Other liabilities	27,529.2	15,304.0	79.88		6,093.5	6,630.8	(8.10)

Capital assigned	10,244.4	8,755.8	17.00		3,719.5	3,471.5	7.14

Other managed funds (off - balance sheet)	64,670.4	55,343.5	16.85		30,713.6	24,950.4	23.10

Mutual funds	55,847.5	47,838.4	16.74		13,816.7	10,345.4	33.55

Pension funds	6,875.4	6,059.5	13.46		12,944.6	11,156.4	16.03

Managed portfolios	1,947.4	1,445.5	34.72		3,952.3	3,448.6	14.61

Customer funds	172,054.4	153,414.3	12.15		75,003.8	67,583.9	10.98

Total managed funds	244,666.8	217,335.5	12.58		111,540.3	102,833.5	8.47

Ratios (%) and other data
ROE (cash-basis)	20.38	19.48	0.90	p.	29.27	36.49	(7.22	p.)

Efficiency ratio	43.71	47.96	(4.25	p.)	53.91	52.27	1.64	p.

Recurrence ratio	71.99	64.27	7.72	p.	42.22	40.49	1.73	p.

NPL ratio	1.00	1.30	(0.30	p.)	3.05	3.84	(0.79	p.)

NPL coverage	224.43	173.68	50.75	p.	142.80	115.74	27.06	p.

Number of employees (direct and assigned)	41,173	42,886	(3.99%)		51,520	51,958	(0.84%)

Number of branches	5,060	5,035	0.50%		3,883	3,897	(0.36%)

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Santander Group January - March 2004	19

Report by business areas

					Income statement and balance sheet by operating business areas

Asset Management and Private Banking				Global Wholesale Banking

Q1 04	Q1 03	(%)		Q1 04	Q1 03	(%)		Million euros

								Income statement
20.8	22.5	(7.64)		98.5	98.5	(0.06)		Net interest revenue

177.1	165.3	7.17		89.1	83.1	7.15		Net fees and commissions

198.0	187.8	5.39		187.6	181.7	3.24		Basic revenue

6.6	1.8	266.85		24.4	12.5	95.86		Trading gains

204.6	189.6	7.89		212.0	194.2	9.19		Net operating revenue

(88.1)	(79.2)	11.23		(90.2)	(92.7)	(2.64)		Personnel and general expenses

(83.4)	(74.9)	11.38		(70.1)	(73.1)	(4.15)		a) Direct

(52.9)	(46.6)	13.62		(45.1)	(49.1)	(8.11)		Personnel expenses

(30.5)	(28.3)	7.71		(25.0)	(24.1)	3.95		General expenses

(4.7)	(4.3)	8.57		(20.1)	(19.5)	3.02		b) Indirect

(5.5)	(6.9)	(19.41)		(6.6)	(6.6)	(1.03)		Depreciation

0.6	(0.1)	—		(0.2)	(0.2)	23.96		Other operating costs

111.5	103.4	7.83		115.0	94.6	21.45		Net operating income

17.6	9.6	83.80		0.0	(0.9)	(100.00)		Income from equity - accounted holdings

(1.5)	(0.8)	87.76		14.5	(16.6)	—		Net provisions for loan - losses

(1.6)	(4.1)	(59.84)		(2.3)	0.6	—		Other income

126.0	108.1	16.54		127.1	77.8	63.45		Income before taxes

90.2	76.6	17.78		93.1	55.2	68.68		Net consolidated income

86.6	74.3	16.56		92.3	53.7	71.79		Net attributable income

								Balance sheet
1,676.8	1,360.2	23.28		15,917.7	17,629.1	(9.71)		Loans

4.2	9.0	(53.34)		7,296.8	5,398.1	35.17		Government securities

5,765.8	6,315.6	(8.71)		28,135.9	28,449.5	(1.10)		Due from banks

904.4	761.7	18.74		6,455.3	9,319.2	(30.73)		Investment securities

49.8	69.4	(28.15)		131.6	147.4	(10.73)		Tangible and intangible assets

339.2	252.6	34.28		6,517.5	7,424.0	(12.21)		Other assets

8,740.2	8,768.4	(0.32)		64,454.7	68,367.3	(5.72)		Total Assets / Liabilities

6,367.1	7,090.0	(10.20)		25,514.1	26,247.6	(2.79)		Customer deposits

—	—	—		2,368.7	1,282.0	84.77		Debt securities

—	—	—		27.1	32.4	(16.32)		Subordinated debt

1,361.2	683.7	99.09		18,033.8	22,952.0	(21.43)		Due to banks

405.9	481.7	(15.74)		16,914.1	16,161.8	4.65		Other liabilities

605.9	513.0	18.11		1,596.9	1,691.5	(5.60)		Capital assigned

20,965.4	14,513.7	44.45		1,047.4	958.7	9.24		Other managed funds (off - balance sheet)

17,079.8	11,358.8	50.37		428.4	444.6	(3.65)		Mutual funds

111.1	76.3	45.48		601.8	493.3	21.99		Pension funds

3,774.6	3,078.6	22.61		17.2	20.9	(17.44)		Managed portfolios

27,332.6	21,603.7	26.52		28,957.2	28,520.7	1.53		Customer funds

29,705.6	23,282.1	27.59		65,502.0	69,326.0	(5.52)		Total managed funds

								Ratios (%) and other data
58.59	58.93	(0.34	p.)	23.43	12.26	11.17	p.	ROE (cash-basis)

43.07	41.77	1.29	p.	42.56	47.73	(5.17	p.)	Efficiency ratio

201.05	208.66	(7.62	p.)	98.73	89.71	9.02	p.	Recurrence ratio

0.18	0.29	(0.11	p.)	0.62	1.56	(0.94	p.)	NPL ratio

—	—	—		291.62	156.95	134.67	p.	NPL coverage

6,524	6,294	3.65%		2,271	2,535	(10.41%)		Number of employees (direct and assigned)

189	188	0.53%		19	23	(17.39%)		Number of branches

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20	Santander Group January - March 2004

Report by business areas

European Retail Banking

	Santander									Santander

	Central Hispano			Banesto			Portugal			Consumer

Million euros	Q1 04	(%)		Q1 04	(%)		Q1 04	(%)		Q1 04	(%)

Income statement
Net interest revenue	491.2	(1.23)		281.4	8.17		152.1	0.65		251.7	41.62

Net fees and commissions	358.9	19.55		122.5	12.41		59.5	13.42		30.3	(32.97)

Basic revenue	850.1	6.59		403.8	9.42		211.6	3.94		282.0	26.49

Trading gains	28.1	153.52		17.5	(7.24)		10.4	87.90		11.7	(33.54)

Net operating revenue	878.2	8.61		421.4	8.61		222.0	6.17		293.7	22.09

Personnel and general expenses	(390.6)	(0.65)		(194.4)	2.47		(101.6)	(1.98)		(106.7)	3.46

a) Direct	(291.6)	(1.66)		(187.7)	2.32		(97.9)	(2.30)		(101.6)	3.50

Personnel expenses	(242.9)	(1.20)		(140.0)	2.49		(63.3)	(2.64)		(47.4)	(1.94)

General expenses	(48.6)	(3.93)		(47.7)	1.81		(34.6)	(1.69)		(54.3)	8.76

b) Indirect	(99.1)	2.45		(6.7)	6.79		(3.7)	7.41		(5.1)	2.69

Depreciation	(44.5)	(0.02)		(24.0)	(6.16)		(13.2)	(4.53)		(6.8)	(9.54)

Other operating costs	(9.1)	57.69		(4.6)	38.58		(2.9)	237.19		(0.6)	—

Net operating income	434.0	18.86		198.4	17.13		104.3	14.96		179.6	38.22

Income from equity - accounted holdings	—	—		28.1	138.75		—	(100.00)		6.9	12.63

Net provisions for loan - losses	(89.0)	16.05		(44.6)	8.33		(7.2)	(45.44)		(61.0)	18.96

Other income	8.6	45.45		6.9	(58.99)		(16.0)	273.98		(2.4)	—

Income before taxes	353.5	20.13		188.7	20.45		81.1	10.16		123.1	38.15

Net consolidated income	253.8	19.95		133.1	19.02		74.6	20.41		83.4	46.27

Net attributable income	254.4	20.27		116.0	19.50		54.5	4.92		83.3	53.08

Balance sheet
Loans	62,672.9	25.13		32,952.5	19.70		17,271.7	(14.95)		17,470.5	22.72

Government securities	—	—		3,963.5	(1.29)		—	—		—	—

Due from banks	112.2	98.61		9,466.1	(16.26)		11,811.3	8.04		4,522.0	(33.58)

Investment securities	1.0	0.50		3,983.7	(15.15)		5,575.0	188.85		365.4	20.56

Tangible and intangible assets	1,608.7	3.41		786.9	(1.93)		490.8	4.93		100.2	9.01

Other assets	865.9	(7.23)		4,307.9	6.62		975.2	(33.15)		692.9	59.41

Total Assets / Liabilities	65,260.7	23.99		55,460.6	5.87		36,124.0	2.92		23,151.1	5.84

Customer deposits	41,515.6	0.25		28,121.5	3.73		12,207.5	(3.69)		10,397.2	37.56

Debt securities	446.6	(13.59)		7,019.0	186.53		3,522.4	5.54		2,449.4	21.48

Subordinated debt	—	—		1,270.8	178.52		305.7	(18.44)		128.3	(22.02)

Due to banks	86.5	(81.74)		10,586.3	(26.59)		17,719.9	14.60		6,446.2	(32.16)

Other liabilities	18,467.9	193.94		5,763.7	3.66		1,029.2	(48.12)		2,268.4	53.36

Capital assigned	4,744.2	20.16		2,699.4	12.97		1,339.2	5.89		1,461.6	26.72

Other managed funds (off - balance sheet)	44,915.9	16.29		12,285.3	18.41		7,256.3	17.02		212.9	50.16

Mutual funds	40,146.2	16.65		10,833.3	18.41		4,674.9	12.70		193.0	54.60

Pension funds	4,769.7	13.32		1,214.2	16.93		871.7	9.62		19.9	17.36

Managed portfolios	—	—		237.8	26.48		1,709.7	35.95		—	—

Customer funds	86,878.1	7.85		48,696.5	20.56		23,292.0	3.12		13,187.8	33.47

Total managed funds	110,176.6	20.73		67,745.9	7.94		43,380.3	5.04		23,364.0	6.12

Ratios (%) and other data
ROE (cash-basis)	22.08	0.15	p.	17.52	0.53	p.	16.69	0.25	p.	23.63	2.65	p.

Efficiency ratio	44.48	(4.15	p.)	46.13	(2.77	p.)	45.77	(3.81	p.)	36.34	(6.54	p.)

Recurrence ratio	91.87	15.52	p.	62.99	5.57	p.	58.55	7.95	p.	28.40	(15.44	p.)

NPL ratio	0.65	(0.40	p.)	0.64	(0.14	p.)	2.12	0.28	p.	1.90	(0.71	p.)

NPL coverage	298.47	115.99	p.	351.56	64.63	p.	126.14	10.71	p.	154.03	7.32	p.

Number of employees (direct and assigned)	20,655	(3.46%)		9,989	0.04%		6,472	(8.79%)		3,884	(2.68%)

Number of branches	2,550	1.47%		1,690	0.30%		636	(2.75%)		184	0.55%

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Santander Group January - March 2004	21

Report by business areas

European Retail Banking

European Retail Banking is the largest business of the Santander Group. It accounted for 50% of total customer funds, 73% of loans and 53% of net attributable income.

The Group’s business policy for all businesses in Europe developed in 2003 continued to be implemented. Loans (mainly mortgages and loans to companies), mutual funds, demand deposits and insurance all grew further. The pace of revenue growth quickened (net interest revenue and net fees and commissions rose by 8.8%) and costs remained under control. As a result the efficiency ratio improved by 4.3 points (from 48.0% to 43.7%) and net operating income increased 20.3%.

Net interest revenue was EUR 1,176.3 million, 7.4% more than in the first quarter of 2003, as a result of the net effect of increased business and narrower spreads from lower interest rates and the policy of shifting the more costly on-balance sheet funds to mutual funds.

Net fees and commissions rose 11.6% to EUR 571.1 million. Growth largely occurred in Santander Central Hispano Retail Banking, Banesto and Portugal. Trading gains’ relative share of net operating revenue remained moderate (3.7%).

Cost control remained a key element in the business strategy. Personnel and general expenses declined 0.3%, with all units performing well.

Net operating income of EUR 916.2 million was 20.3% higher than in the first quarter of 2003. Net provisions for loan-losses increased 7.0%, chiefly due to greater lending, reflected in more generic and statistical provisions.

Net attributable income amounted to EUR 508.1 million, 23.0% more than in the first quarter of 2003 and 16.0% higher than the fourth. ROE was 20.4% (19.5% in Q103).

Of note was the 16.2% rise in lending (+18.4% excluding securitizations) and the 12.2% increase in customer funds.

Both the Banesto Group and the Santander Central Hispano Network registered year-on-year growth of more than 20% (excluding the impact of securitization), which was higher than the average rise for the banking sector. Growth in mortgages and in loans to companies was more than 30% and 20%, respectively. New loans in Consumer Finance rose 23% over Q103, while Portugal they fell due to securitization (+4% eliminating this effect).

With regard to the capturing of funds, the focus is on mutual funds (+16.7% year-on-year) and pension plans (+13.5%).

Santander Central Hispano Retail Banking

Santander Central Hispano Retail Banking got off to a good start. Net attributable income rose 20.3% over the first quarter of 2003 to EUR 254.4 million.

This performance was due to a greater contribution from net fees and commissions, the result of positioning in businesses of high value such as mutual funds (where our leadership was strengthened), insurance (whose pace of growth was the second fastest in the sector), placement of securities, cards and interest rate hedging as well as containment of costs and enhanced credit risk quality.

And this was achieved despite the environment of market interest rates, which far from rising as envisaged at the beginning of the year, declined even more and reduced the differential between short- and medium-term rates. This, in turn, limited management of interest rates and differentials and impacted on net interest revenue (-1.2% over Q103).

Increased mortgages, loans to companies and other loans partly offset, through financial commissions, the negative impact of lower interest rates, while net commissions from services rose 19.6%, placing the recurrence ratio (net commissions as percentage of costs) at 92%. Net operating revenue rose 8.6% over Q103 to EUR 878.2 million.

Operating expenses remained flat (-3% in real terms after taking inflation into account) and consequently the efficiency ratio improved by 4.1 percentage points over March 2003 to 44.5%.

As a result of the multiplying effect that cost control has on revenue growth, net operating income rose 18.9% to EUR 434.0 million.

Credit risk quality remained high: the ratio of non-performing loans reached an historic low of 0.65% (0.73% at the end of 2003) and the volume of specific provisions was 33.7% lower than in the first quarter of 2003. This was achieved despite the 36.7% increase in generic provisions (the result of the growth in lending) and the 37.2% rise in statistical provisions.

In lending, both mortgages to individuals grew (+32%) as well as loans to companies (+25%) and leasing and renting (+32%). Of particular note was the performance of the priority segments in this and future years: SMEs (+18%) and micro companies (+34%).

The growth in customer funds also gathered pace. For example, current account balances rose 9% year-on-year, savings accounts 11% and mutual funds 17%. In the latter, our leadership by market share, both in terms of managed assets and, particularly, the volume of revenue generated, strengthened. Time deposits reflected the policy of defending the customer spread.

Growth was partly due to the new products launched during the first quarter, such as the Fondos Supergestión I and II, which beat all records with EUR 5,500 million captured in hardly three months, and the new range of Superoportunidad mortgages (EUR 2,620 million in new loans, 44% more than in the first quarter of 2003).

Also noteworthy were the campaigns to place a EUR 400 million issue of the Group’s preferred shares, EUR 1,300 million

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22	Santander Group January - March 2004

Report by business areas

in the consolidation of the capital gains of the Superselección I fund and the capturing of new young shareholders (more than 30,000 accounts opened under the "Young Shareholder Plan"). As well as these steps, there were also the usual ones of increasing customer loyalty via the direct deposit of payroll cheques, direct debits, insurance, cards, pension plans and personal loans.

Banesto

The Banesto Group’s income before taxes was 14.5% higher than in the first quarter of 2003 at EUR 187.6 million. The continued high volume of business, the successful development of new projects and business plans, tight control of operating costs and adequate risk management produced higher revenues and better profitability, efficiency and credit risk quality ratios.

As in the other business areas, Banesto’s income statement has been drawn up in accordance with the criteria set out on page 17 of this Report, as a result of which these figures are not the same as the ones published independently.

Net interest revenue increased 8.2% to EUR 281.4 million, as a result of stronger business and price management.

Net fees and commissions grew 12.4% to EUR 122.5 million. Those from mutual and pension funds increased 18.3% and 9.4% from services.

Trading gains were EUR 17.5 million in the first quarter of 2004 (EUR 18.9 million a year earlier), with a larger share coming from distribution of treasury products to customers.

As a result, net operating revenue rose 8.6% over the first quarter of 2003 to EUR 421.4 million.

Personnel and general expenses increased 2.5%, which together with the growth in net operating revenue produced a further improvement in the efficiency ratio to 46.1% from 48.9% in the first quarter of 2003.

Net operating income was 17.1% higher at EUR 198.4 million.

Income from equity-accounted holdings increased to EUR 22.7 million from EUR 12.7 million in the first quarter of 2003.

Net provisions for loan-losses rose 8.3% to EUR 44.6 million. The allocation for statistical provisions was EUR 38.1 million, bringing the total in the fund to EUR 373 million and underscoring the quality of the Group’s risk. The amount assigned to generic provisions was EUR 7.1 million.

Income before taxes increased 20.5% over March 2003 to EUR 188.7 million. Net attributable income was 19.5% higher at EUR 116.0 million after deducting minority interests and the corporate tax charge.

Lending, adjusted for the impact of securitization, increased 22.6% to EUR 36,611 million, with significant growth in all types and segments. As a result, Banesto achieved a further gain in market share of lending by commercial banks (+0.77 points to 8.48%).

This gain in market share was achieved, furthermore, with a fall in the ratio of non-performing loans (NPLs) from 0.78% in March 2003 to 0.64% a year later. Coverage rose from 287% to 352% over the same period.

Total customer funds amounted to EUR 48,697 million, 20.6% more than in March 2003. On-balance sheet customer funds grew 21.3% and off-balance sheet funds were 18.4% higher. Banesto’s market share of deposits managed by commercial banks plus mutual funds reached 8.45%, a year-on-year rise of 0.10 points.

Portugal

The Group generated net attributable income of EUR 63.9 million, 12.4% more than in first quarter of 2003.

Retail banking generated 85% of net attributable income, while its basic revenue increased 3.9%, as a result of a 13.4% rise in net fees and commissions. There were noteworthy contributions in the commissions generated by mutual funds (+29%), mortgages (+20%) and insurance (+43%).

The 2.0% cut in personnel and general expenses improved the efficiency ratio from 49.6% to 45.8% and helped to push up net operating income by 15.0%.

The ratio of non-performing loans was 2.1%, and the conservative policy in provisions increased coverage from 115% to 126%.

In funds, the focus was on mutual funds and life assurance based savings plans, which increased 14.2% and 35.0%, respectively. In lending, the emphasis was on mortgages (+13.8% over Q103), consumer loans (+18.5%) and credit from cards (+84.6%).

The first quarter saw a series of measures focused on customer affinity and quality of service, including an institutional communication campaign which had a big impact on the public.

In February, under the link with Standard Bank of South Africa, the Group sold to this bank its 55.3% stake in Standard Totta of Mozambique for US$21.5 million (EUR 17 million).

Total Portugal

Million euros	Q1 04	(%)

Net attributable income "proforma"	63.9	12.43

Retail Banking	54.5	4.92

Global areas	9.4	92.29

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Santander Group January - March 2004	23

Report by business areas

Consumer Finance in Europe

Strategic agreements were reached during the first quarter to acquire two leading entities in their respective markets. This was part of the policy of selective growth in Eastern and Northern Europe.

An agreement was signed in February to buy 100% of Polskie Towarzystwo Finansowe (PTF), a Polish consumer finance entity, for EUR 33 million. PTF operates in 90% of Poland and is the leader in auto finance with a market share of 10% (fourth in the consumer finance sector as a whole). PTF will merge with CC-Bank Poland and boost our presence in the country.

Another agreement was signed in March to acquire 100% of Norway’s Elcon Finans for EUR 400 million. Subsequently, the leasing and factoring business will be sold for EUR 160 million for a total net cost of EUR 240 million. This purchase opens the door for the Group in the Scandinavian market and makes it the leader in auto financing in Norway (30% market share).

Following these transactions, Santander Consumer will operate in 10 countries and has total assets of EUR 24,847 million. Its main business is auto financing (62% of business).

All aspects of business performed well during the first quarter: auto financing, personal loans, credit cards, insurance and capturing of funds.

New loans in 2003 amounted to EUR 3,355 million, 22.5% more than in the first quarter of 2003. Particularly noteworthy was the 25.1% growth in auto financing (Spain and Portugal, 40%; Italy, 14% and Germany, 20%), which was above the market average. Average lending, including the fixed assets in renting and securitized assets, was EUR 20,341 million, 15.4% higher than in March 2003.

The growth in lending was accompanied by an improvement in the ratio of non-performing loans to 1.90% and an increase in coverage to 154%.

Revenue rose in line with new loans. Net operating revenue increased 22.1% to EUR 293.7 million and operating costs by only 3.2%. As a result, net operating income was 38.2% higher, in line with income before taxes, and net attributable income increased 53.1% to EUR 83.3 million. The efficiency ratio improved by 6.5 points to 36.3%. All units performed equally well.

The incorporation of Patagon to Santander Consumer helped to boost the volume of funds, as they joined the deposits captured by CC-Bank in Germany. At the end of the first quarter, deposits totalled EUR 10,581 million. This figure represents 54% of current financing needs (26% just a year ago). Notes and commercial paper account for 13%, securitization 18% and net interbank funding only 15%.

Santander Consumer has a high long-term debt rating (Aa3 from Moody’s and AA- Fitch).

Latin America

The economic indicators available at end of the first quarter confirm that Latin America is coming out of the phase of recession and high volatility triggered by the crisis of emerging Asian markets. External factors related to a better global economic environment and domestic ones arising from the adjustments made are creating greater financial stability, reduced vulnerability to external shocks and a better fiscal situation. The region’s average GDP growth in 2004 will be around 4%, according to the market consensus. Interest rates are also lower, which will aid the upswing, and exchange rates are more stable, all of which is creating the appropriate environment for a notable rise in banking activity in the main markets, particularly Brazil and Mexico.

Retail Banking Latin America generated net attributable income of EUR 271.2 million (including EUR 63 million charged due to costs assigned and capital adjustments), 16.6% lower than in the first quarter of 2003 (-9.3% excluding the exchange rate impact). Net income, not affected by the changes in minority shareholders, was 8.6% lower (-1.4% excluding the exchange rate impact). Total net attributable income from all activities in the region was EUR 331.3 million, 14.0% lower than in Q103 and 6.9% less excluding the exchange rate impact.

The following factors should be taken into account when analyzing the financial information in Latin America:

•	Argentina: the improved expectations in 2004 have made it advisable to use the fund constituted in prior years to cover the deficit of provisions arising from applying Spanish accounting criteria to the subsidiaries in the country. As a result of this adjustment, the Group’s assets in Argentina have been cleaned up in accordance with Spain’s regulations and the ring-fencing of income was no longer needed. There was a loss of EUR 1.7 million in the first quarter.

•	In February 2003, 24.9% of Grupo Santander Serfin was sold, affecting year-on-year comparisons.

•	The earnings performance (in euros) continued to be affected by the depreciation of Latin American currencies, although less so than in previous years. The appreciation of the Brazilian real and the Chilean peso (in average exchange rates) meant that the region’s currencies as a whole strengthened against the dollar, but not against the euro because of the dollar’s slide against the European single currency. Between the first quarter of 2003 and the same

Total Latin America

		Variation (%)
Million euros	Q1 04	Amount	Excl. ER

Income before taxes	444.7	(1.15)	5.36

Net consolidated income	378.2	(6.76)	0.28

Net attributable income "proforma"	331.3	(13.95)	(6.94)

Retail Banking	271.2	(16.62)	(9.29)

Global areas	60.1	0.57	5.86

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24	Santander Group January - March 2004

Report by business areas

period of 2004 the real appreciated from 3.75 to 3.62 per euro and the Chilean peso from 791.2 to 734.8 per euro. The Mexican peso depreciated from 11.61 to 13.73 per euro and the Venezuelan bolivar from 1,751 to 2,227 per euro.

•	Nominal interest rates fell sharply between the first quarter of 2003 and the same period of 2004. The reductions were very significant in Brazil (37%), Mexico (39%), Chile (36%) and Venezuela (47%). The balances of the banks in these countries were managed in such a way as to minimize the impact on net interest revenue.

The main features of the performance of Retail Banking Latin America in the first quarter of 2004 were:

•	The region’s better economic outlook and the dynamics of Group’s own strategy have led to more emphasis being placed on business growth and the development of recurrent revenues.

•	Overall lending, discounting the exchange rate impact, increased 10% year-on-year (excluding Fobaproa in Mexico) and 12% to individuals. These rates have been accelerating since the middle of 2003.

•	The fall in interest rates produced a greater shift of savings into mutual funds, which rose 38.2%. Pension funds grew 22% year-on-year and total deposits (excluding REPOs), pension and mutual funds increased 18.3% after eliminating the exchange rate impact in all cases.

•	Basic revenue, net of provisions, declined 0.6% due to the drop in average interest rates of around 37% in the region. Excluding the exchange rate effect, basic revenue was 5.1% higher.

•	The development of businesses generating fees and commissions, particularly those regarded as strategic (credit cards, cash management, foreign trade, mutual funds and insurance) produced growth of 19.1% in commissions (after eliminating the exchange rate impact).

•	Trading gains reflect, among other effects, the sale of debt portfolios to offset the impact on net interest revenue of the sharp fall in interest rates. They rose 21.7% in the year to March 2004 (after eliminating the exchange rate impact).

•	Net operating revenue (ordinary revenue less the risk premium) rose 6.7% and amounted to EUR 1,096.4 million (after eliminating the exchange rate impact).

•	The Group is taking advantage of the improved economic outlook and its strategic position to launch business development projects (some local and others regional such as insurance and credit cards). These costs and investments are affecting year-on-year comparisons in the relevant items. Total operating costs (personnel, general and depreciation) rose 13.3% (after eliminating the exchange rate impact).
•	The risk premium was 0.71%. The NPL ratio (3.05%) and coverage (143%) were better than in March 2003, reflecting the quality of lending in the region.

•	The efficiency (53.9%) and recurrence (42.2%) ratios were temporarily eroded by the gap between the recording of costs related to special projects and the maturity, later, of revenue from them.

Retail Banking Latin America

Variation (%)
Business highlights	Excl. exch. rate

Gross Loans*	3.08

Customer funds on balance sheet	12.38

Mutual funds	38.17

Pension funds	22.04

Total managed funds	18.66

(*) Excluding Fobaproa: +10%

The performance by countries, including all businesses and earnings, is detailed below:

Brazil
Santander Banespa is one of the main financial franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the south/southeast of the country, the strategically key area for the Group where close to 100 million people live and which generates almost 75% of Brazil’s GDP.

The economic outlook is clearly improving in Brazil. Growth will be more than 3% this year, interest rates will continue to decline, although more softly, and exchange rates will remain virtually unchanged.

After creating an adequate business organization, the Group’s is focusing its strategy for 2004 on taking advantage of the better economic climate. One of the main elements is to increase the business volumes, particularly loans.

The Group’s business drive produced growth in lending of 21.2% after eliminating the exchange rate impact (25.5% in euros). Of note was the strong rise in loans to individual customers (consumer credit, auto financing) of 25.2% eliminating the exchange rate effect, while in funds lower interest rates helped to fuel growth in mutual funds (+36.3% excluding exchange rate impact).

Total net attributable income from Brazil in the first quarter was EUR 174.1 million. Of this amount, EUR 154.7 million came from retail banking. In euros, there was a year-on-year decline of 11.7% and a fall of 15.1% after eliminating the exchange rate impact. This was because of the sharp fall in interest rates (on average, from 26.5% to 16.3%) and, temporarily, the costs related to business development programmes and plans, which will eventually consolidate the faster pace of growth in business.

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Santander Group January - March 2004	25

Report by business areas

At the end of the first quarter, the efficiency ratio was 44.5%; the recurrence ratio 58.1%; the ROE 37.7%; the NPL ratio 2.57% and coverage 190%.

Mexico
Santander Serfin is the third largest banking group in Mexico in terms of business volume, but the leader in profitability and asset quality. Its market share of loans is 14.8%, 14.3% in deposits plus mutual funds and 8.7% in pension funds.

The Mexican economy looks to be performing better in 2004: growth will be more than 3%, interest rates will fall less sharply and inflation and the exchange rate will remain under control.

The main strategic focus is to achieve a profitable increase in market shares. Total loans, excluding the Fobaproa paper, rose 23.8%, after eliminating the exchange rate impact (+6.6% in euros), which pushed up the market share by 1.6 points in the last twelve months, principally in strategically important products (for example, +1.2 points in credit from cards). Total funds grew 19.0% (+2.4% in euros), with stronger growth in mutual funds (32.9%) than in deposits (+15.2%), both excluding the exchange rate impact, largely due to lower interest rates.

Net attributable income declined 40.8% in euros to EUR 93.4 million (EUR 76.7 million from retail banking) and fell 27.8% after eliminating the exchange rate impact. The year-on-year comparison was affected by the EUR 17 million impact as a result of the sale of 24.9% of Santander Serfin to Bank of America (February 28, 2003) and by the one-off release of EUR 51 million of loan-loss provisions in the first quarter of 2003. Net operating income, not affected by any of these factors, rose 21.2% after eliminating the exchange rate impact (+2.6% in euros), underscoring the notable revenue growth and virtually flat costs.

The efficiency ratio was 45.2%; the recurrence ratio 69.6%; ROE 29.5%; the NPL ratio 1.11% and coverage 326% (reflecting the high quality of credit risk).

Chile
Santander Santiago is the largest and most solid financial franchise in Chile, with a market share of 22.4% in loans, 20.8% in deposits and mutual funds and 11.4% in pension plans.

The economic outlook for 2004 is better, with GDP growth of more than 4% and low interest rates and inflation.

With completion in 2003 of the merger, Santander Santiago is again focusing on business development, particularly in the most profitable segments.

Year-on-year comparisons for lending and the aggregate of deposits plus mutual funds show a significant improvement in the first quarter of 2004, after the optimisation of the business base and market share achieved between the start of the merger and the end of 2003. Excluding the impact of exchange rates, lending rose 5.9% (+11.2% in euros), while deposits and mutual funds grew 3.6% (+9.0% in euros).

Net attributable income in the first quarter was 70.6% higher in euros at EUR 62.3 million, confirming the recovery of earnings in Chile. Retail banking generated EUR 50.9 million of this amount. The increase was due to containment of costs and the push from businesses generating fees and commissions. The sharp fall in interest rates affected the year-on-year comparison for net interest revenue.

The efficiency ratio stood at 43.4%, the recurrence ratio 58.6%, ROE 19.2%, NPLs 4.04% and coverage 102%.

Puerto Rico
The Group is one of the largest financial entities in Puerto Rico, with a market share of 10.2% in loans and 9.6% in deposits and 18.0% in mutual funds.

The Group, which concentrated on growth in mortgages and in loans to medium-sized companies, registered growth of 4.5% in lending to individuals (excluding securitization). Deposits and mutual funds rose 14.2%. Another priority area is the recovery of past due loans and bad debts.

Business development, together with adequate control of costs, resulted in 52.6% growth in net operating income in dollar terms (+31.2% in euros). Net attributable income was EUR 20.4 million (EUR 18.9 million from retail banking), 89.1% higher in local currency and 62.5% in euros.

The efficiency ratio was 50.0%, the recurrence ratio 42.7% and ROE 17.8%. The NPL ratio stood at 2.42% and coverage was 107%.

Venezuela
Banco de Venezuela is one of the country’s largest banks, with a market shares of 14.2% in loans and 12.0% in deposits.

The economy is emerging from the deep recession of 2003 and the outlook this year is much better, although interest rates and inflation are still high. The bolivar was devalued in February and set at 1,920 per US dollar.

The management focus is growth in net basic revenue, with selective growth in lending, a rise in transactional deposits, a very flexible pricing policy for loans and funds and development of businesses that generate commissions.

Net attributable income doubled over the first quarter of 2003 to EUR 41.1 million, of which EUR 38.3 million came from retail banking.

The efficiency ratio was 42.5%, the recurrence ratio 51.4%, ROE stood at 52.1%, the NPL ratio was 5.52% and coverage 170%.

Colombia
Colombia will consolidate its economic recovery in 2004. The Group, after scaling back over the past few years, now has a business model focused on selective business growth and efficient management of costs. Credit risk quality has greatly improved (NPL ratio of 0.90% and coverage of 826%). Net

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26	Santander Group January - March 2004

Report by business areas

attributable income was EUR 13.0 million, 45.1% higher excluding the exchange rate effect and 35.5% in euros.

Other countries
Bolivia and Uruguay also improved their results. Bolivia’s net attributable income was EUR 2.7 million (zero in Q103) and Uruguay’s EUR 4.1 million (EUR 23.8 million loss in Q103).

Peru, where the Group focuses on pensions (market share of 27.3%), generated net attributable income of EUR 5.7 million.

Asset Management and Private Banking

Net attributable income was EUR 86.6 million, 16.6% higher than in the first quarter of 2003 and continuing the upward trend begun in 2003. Managed assets rose 23% to more than EUR 107,000 million, as a result of the good management of all business units.

Asset Management. In Spain, the Group’s managed assets increased 19% to more than EUR 70,000 million. The success achieved in capturing mutual funds (around EUR 6,500 million in the first quarter) kept us as the market leader (28.4% share) by assets and we continued to gain share by revenue (29.8%). The factors at play are: a) the design and sale of innovative products to protect capital (active management, alternative management, guaranteed products), such as the Supergestión fund and Banesto Garantizado Dinámico Plus; b) our strong position in real estate funds; and c) the adequate management of the product mix, supported by our networks, into those with the highest value added for clients, which helped to improve business spreads (+5.0 b.p. in the average commission in the year to March 2004).

In Latin America, the Group manages more than EUR 25,000 million of mutual and pension funds (+24% over Q103), producing an increasing contribution by the area in local currency. Of note is the growth, excluding the impact of exchange rates, in mutual funds in Brazil (+36%), in Mexico (+33%) and in Chile (+43%), where we launched the first guaranteed fund in the Chilean market (Santander Superfondo 112).

Commissions from the management of mutual and pension funds increased 24% in the year to March 2004.

Insurance: in Spain we concentrated on personal insurance. The pace of growth was well above that of the market due to

Assets under management in Spain. March 2004

		Market	(%) var.

Million euros	Amount	share	o/ 2003

Funds and investment companies	65,495		19.3

Mutual funds	60,416	28.4	17.9

o/w: real estate mutual funds	2,035	63.9	17.8

Individual pension funds	5,797	18.3	14.1

Other	1,779		34.3

Total	73,071		19.1

crossed-selling of products linked to other banking products. Excluding the impact of the sale of business for collectives, the contribution of Santander Central Hispano Seguros to the Group (including commissions paid) rose 101%, while premium income grew 91%.

In Latin America, activity and results stepped up in local currency. Of note were Brazil, Mexico and Chile, with an aggregate increase of 43% in premium income.

Total commissions from insurance for the whole Group increased 79% in the year to March 2004.

Private Banking: Banco Banif, recognized by Euromoney as Spain’s best private bank, continued to increase its penetration of targeted customers (+5% in the first quarter). Combined with the better environment this produced a 27% increase year-on-year in total balances. This greater volume of business improved the efficiency ratio, pushed up revenues and almost doubled net attributable income.

International Private Banking, which in January received one of the prizes from Euromoney, completed during the first quarter the integration of the business of Coutts Latin America. Net operating income and net attributable income rose 15% (34% in dollars, the currency used to manage this business). Managed funds rose 30% in dollars.

Global Wholesale Banking

This area generated net attributable income of EUR 92.3 million, 71.8% more than in the first quarter of 2003. The management priorities were growth in recurrent revenues, improved efficiency and optimization of the consumption of capital. Commissions now cover 99% of the area’s costs (90% in Q103) and the efficiency ratio improved by 5.2 points. This good performance reflected the improved environment and the first fruits of the new Global Business Model, established in 2003 to bolster and optimize business relations with corporate clients at the global level, which is being strengthened in 2004 with new strategic developments.

Global Corporate Banking increased its net attributable income by 60.3%. The generation of revenue via value added products, cost control and reduced needs for provisions (generic and recoveries) offset the reduced business volumes and the impact of lower interest rates on customer spreads.

Global Investment Banking registered revenue growth in its main businesses and continued to cut costs. Of note was the 42% rise in net operating revenue from equity business, while it consolidated leadership in Spain (12.6% market share in brokerage including Banesto Bolsa), Portugal (1st, 17.1% share) and in ordinary Latin American shares (1st, 33.2% share) and ADRs (8th, 4.2%).

In Corporate Finance, we maintained a noteworthy level of advisory activity in Spain, after ending 2003 in leadership positions. Of note in the first quarter among the completed operations were the capital increase at Banco Sabadell, the

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Santander Group January - March 2004	27

Report by business areas

takeover bid followed by the delisting of Aceralia and Sepi’s privatization of ITP, together with the global coordinator mandate in the listing of Telecinco. Of note in Structured Financing and Syndicated loans were the operations of Biovent Energia (wind-powered energy), the syndications of Elcogas, ACs and Amey PLC and other financing operations using the German method.

In Global Treasury, the business volume for professional markets set for the first quarter was surpassed, while activity with clients already accounts for the largest part of the contribution from developed markets.

The volume of treasury activity in Spain with corporate and institutional clients increased. Of note was the launch of Santander Global Connect. We also remained the leader in trading on Senaf (13% market share) and the second in warrants (34% of the premiums traded in Q103). Treasury activity in Portugal focused on developing the existing synergies with treasury in Madrid in order to provide solutions for our clients, particularly in the hedging of exchange rates and interest rates. We continued our strategy in New York of making the best use of the Group’s experience in Latin American markets in order to advise investors on their sovereign and corporate debt operations and with the region’s currencies.

In Latin America, Brazil’s treasury activity continued to perform well as we took advantage of the drop in local interest rates. In Mexico, we held our leading position, with a market share of 17.5% in the currency market in the first two months and the largest market maker in fixed income. Also noteworthy was Santander Serfin’s operation in the Organized Derivatives Market (Mexder) with an Afore (pension fund management entity). In Chile, a new measure was taken to distribute treasury products via the business network to retail clients (SMEs and retail).

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28	Santander Group January - March 2004

Report by business areas

Financial Management and Equity Stakes

			Variation

Million euros	Q1 04	Q1 03	Amount	(%)

Income statement
Net interest revenue (excluding dividends)	(125.8)	(118.2)	(7.6)	6.47

Dividends	27.9	25.7	2.2	8.55

Net interest revenue	(98.0)	(92.5)	(5.5)	5.89

Net fees and commissions	1.3	1.1	0.2	16.76

Basic revenue	(96.6)	(91.4)	(5.3)	5.76

Trading gains	48.9	91.7	(42.8)	(46.64)

Net operating revenue	(47.7)	0.3	(48.0)	—

Personnel and general expenses	(34.1)	(21.3)	(12.8)	59.95

a) Direct	(32.7)	(19.8)	(12.9)	65.34

Personnel expenses	(1.9)	(3.5)	1.6	(45.63)

General expenses	(30.9)	(16.3)	(14.5)	88.78

b) Indirect	(1.4)	(1.5)	0.1	(9.38)

Depreciation	(9.4)	(20.3)	10.9	(53.59)

Other operating costs	8.3	(0.1)	8.3	—

Net operating income	(83.0)	(41.3)	(41.7)	100.83

Income from equity - accounted holdings	174.8	97.1	77.7	79.95

Net provisions for loan - losses	(54.0)	(93.4)	39.4	(42.18)

Other income	(138.5)	682.1	(820.6)	—

Accelerated goodwill amortization	(2.4)	(681.1)	678.6	(99.64)

Income before taxes (cash-basis*)	(103.1)	(36.5)	(66.6)	182.39

Net consolidated income (cash-basis*)	(29.0)	3.8	(32.8)	—

Net attributable income (cash-basis*)	(100.6)	(94.7)	(5.8)	6.16

(*).- Before ordinary goodwill amortization

Balance sheet
Government securities, Bank of Spain certificates and others	13,542.1	19,438.6	(5,896.4)	(30.33)

Investment securities	20,195.0	12,148.0	8,047.0	66.24

Goodwill	7,334.2	8,176.6	(842.4)	(10.30)

Liquidity lent to the Group	27,933.7	13,420.3	14,513.4	108.15

Capital assigned to Group areas	16,166.7	14,431.8	1,734.9	12.02

Other assets	17,746.9	17,680.4	66.5	0.38

Total Assets / Liabilities	102,918.5	85,295.7	17,622.9	20.66

REPOs	20,717.1	13,090.2	7,626.9	58.26

Debt securities	25,665.3	19,762.5	5,902.8	29.87

Subordinated debt	9,630.5	10,556.8	(926.3)	(8.77)

Preferred stock	3,603.7	4,553.3	(949.6)	(20.85)

Other liabilities	23,500.9	18,327.4	5,173.5	28.23

Group capital and reserves	19,801.1	19,005.5	795.6	4.19

Other managed funds (off - balance sheet)	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds	42,478.2	35,880.3	6,597.9	18.39

Total managed funds	102,918.5	85,295.7	17,622.9	20.66

Resources
Number of employees (direct and assigned)	267	258	9	3.49%

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Santander Group January - March 2004	29

Report by business areas

Financial Management and Equity Stakes

Financial Management and Equity Stakes acts as the Group’s holding company, managing all capital and reserves, assigning capital and liquidity to the rest of businesses on the basis of the criteria set out on page 17 of this report.

The cost of the liquidity via the transfer of funds to different businesses is done at the short-term market rate, which in the first quarter of 2004 was 2.04% (2.71% in Q103).

This area also incorporates centrally managed businesses, which can be divided into three sub-areas:

•	Equity Stakes: this centralizes the management of equity stakes in financial and industrial companies.

The net attributable income of financial stakes in Europe was EUR 52.5 million, 186% more than in the first quarter of 2003. This was due to the 184% rise in income from equity-accounted holdings, mainly the higher contribution from The Royal Bank of Scotland. At the end of first quarter, the unrealized capital gains in financial stakes were estimated at EUR 1,300 million.

The net attributable income from industrial stakes was 49.9% lower than in Q103 at EUR 68.9 million. The reduction was largely due to the lower capital gains generated in 2004 (in 2003, 11.7% of Antena3 TV and 0.12% of Vodafone were sold); however, revenue before capital gains and costs was 32.6% higher, largely due to lower financial costs and higher revenue from Cepsa.

There were no significant sales of stakes in industrial companies during the first quarter and we acquired a further 3.12% of Auna Operadores de Telecomunicaciones, S.A. At the end of the first quarter, the unrealized capital gains in industrial stakes were estimated at EUR 2,600 million.

•	Financial management: manages the structural exchange
rate position, the Assets and Liabilities Committee (ALCO) portfolio of the parent bank and the issues and securitizations that meet the Group’s liquidity and equity needs.

The performance of interest rates and exchange rates, negative for retail business, is partly offset by the positions of the ALCO portfolio and structural exchange rates. Centralized management of exchange rates and of the ALCO portfolio contributed EUR 132 million to net operating revenue.

This area includes the cost of hedging capital in Latin America, which amounted to EUR 37 million.

The area also manages all capital and reserves, the allocation of capital to each business unit, and the financing cost of investments. In addition there are certain specific allocations of a centralized nature (the parent bank’s pension), country-risk and early amortization of goodwill. This means that its contribution to earnings is always negative. The figure was EUR 201.5 million negative in the first quarter of 2004 (EUR 239.7 million negative in Q103).

As indicated in the first section of this report, and because of the continued uncertainty in Argentina, the Group believes it is advisable to maintain an additional fund that complements the provisions already assigned so that the capital of our subsidiaries in the country is covered as well as the loans granted to them by the Group. The impact on earnings of provisions and release of provisions, in accordance with these criteria, will be recorded in Financial Management and Equity Shareholdings and will thus be independent of those registered in the Latin America division.

•	Projects underway/wound down: also included, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, the launch of a business of a strategic nature can be included. In 2004, the main business included is development of the Partenón project.

Financial Management and Equity Stakes

	Financial stakes		Industrial stakes

Million euros	Q1 04	(%)	Q1 04	(%)

Income statement
Contribution to results *	93.6	184.04	115.2	20.68

Financing costs	(21.2)	7.89	(19.7)	(16.03)

Revenue	72.4	443.58	95.5	32.64

Operating costs	(0.6)	4.58	(4.1)	(5.85)

Realized capital gains and other	(35.3)	—	(10.0)	—

Income before taxes	36.5	187.52	81.4	(50.15)

Net attributable income	52.5	185.77	68.9	(49.85)

(*) Dividends and income from equity-accounted holdings included.

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30	Santander Group January - March 2004

The share

The Santander Central Hispano share

The bout of global uncertainty during the first quarter of 2004 hit share prices.

The Santander share ended the first quarter at EUR 8.85, a drop of 5.8% over the end of 2003, but 51.3% higher than a year earlier, compared to an increase of 36.6% in the Ibex-35 and 36.9% in the Dow Jones Euro Stoxx.

Capitalization

Market capitalization stood at EUR 42,200 million at the end of the first quarter, the second largest in the Euro zone and the 14th largest worldwide among banks.

Trading

The Santander Central Hispano share is one of the most liquid in both the Spanish and the European markets. The number traded during the first quarter was 3,177 million (EUR 29,255 million), making it the most traded Spanish banking stock.

Shareholder remuneration

On February 1, Santander Central Hispano paid its third interim dividend of EUR 0.0775 per share, charged to 2003 earnings.

The fourth dividend of EUR 0.070408 will be paid as of May 1, bringing the total charged to 2003 earnings to EUR 0.3029 per share.

Shareholder base

During the first quarter of 2004 the number of Santander shareholders rose by 18,792 to 1,094,525. The average number of shares per shareholder was 4,357 (EUR 38,559).

Non-residents hold 53.63% of the capital and residents 46.37%. Individuals hold 65.58% of the shares and corporate entities 34.42%.

The Santander Central Hispano share

31.03.2004

Shareholders and trading data
Shareholders (number)	1,094,525

Shares outstanding (number)	4,768,402,943

Average daily turnover (no. of shares)	50,426,097

Share liquidity* (%)	67

euros
Dividend per share
First interim dividend (01.08.03)	0.0775

Second interim dividend (01.11.03)	0.0775

Third interim dividend (01.02.04)	0.0775

Fourth interim dividend (01.05.04)	0.0704

Price movements during the period
Beginning (30.12.03)	9.39

High	9.77

Low	8.36

Last (31.03.04)	8.85

Market capitalization (millions)	42,200.4

Stock market indicators
Price / Book value (X)	2.21

P/E ratio (cash-basis**) annualized (X)	12.30

P/E ratio annualized (X)	14.21

(*). - Number of shares traded during the period / number of shares.
(**). - Before ordinary goodwill amortization.

Back to Contents

Santander Group January - March 2004	31

Corporate Social Responsibility

Corporate Social Responsibility continued to advance in line with the Group’s Strategic Plan. Firstly, the three main projects of Santander Universities were developed:

1. Collaboration agreements
New agreements were signed with, among others, the universities of Vigo, Seville, Castilla-La Mancha and Internacional de Cataluña. Those with the universities of Alcalá de Henares and Francisco de Vitoria (creation of two Corporate Social Responsibility Chairs), Zaragoza and Santiago de Compostela (signing of an agreement on university activities for Santiago de Compostela Holy Year) and the UNED were broadened in scope.

Two new agreements were also signed with four universities in Brazil, three in Chile, one each in Puerto Rico, Colombia and Uruguay and another 10 in Portugal.

2. Universia
The Universia portal, covering 754 universities around the world, began to publish the Universia Business Review on business management and organization.

The Santander University Club for Spanish and Latin American students, who have received a scholarship or funding from the Santander Group, was also launched, and a new browser centre at Madrid’s Complutense University.

3. Miguel de Cervantes Virtual Library
An agreement was signed with the IMSERSO, which supports

the plan for accessing the library (for users with sight or hearing problems).

As well as Santander Universities, the Corporate Social Responsibility Plan took further steps for employees, in the environment and society in general in all countries.

In Spain, the handicapped children of employees were offered the chance to ski in Sierra Nevada, thanks to an agreement with the Fundación Deporte y Desafio. They spent several days skiing with specialized teachers.

In Chile, the third National Banefe Prize for the Female Micro Entrepreneur was awarded. More than 12,000 women were considered.

In Argentina, Banco Río presented its Scholarship and Subsidies Programme, which is part of the Plan to Promote Higher Education in Argentina and represents total investment of around US$10 million over the next three years.

In Mexico, Santander Serfin completed a joint campaign with UNICEF under which customers made contributions via ATMs.

In Brazil, Santander Banespa invested 2.46 million reales in the environment, backing the recovery of the Tiete Ecological Park, and its efforts were recognised by the state government of Sao Paulo which awarded it the Solidarity Medal.

Environmental risk

The commitment to the environment, which is part of the Corporate Social Responsibility Strategic Plan, was strengthened by the public presentation by the Risks Division of the progress made in environmental analysis of credit operations.

Following the courses given in 2003 by CESCE-Garrigues and the inclusion of clauses in contracts, among other measures, activities continued to be developed, particularly the following noteworthy development:

• The System for Assessing Environmental Risks (VIDA)

This aim of this project, completed on schedule by the end of 2003 and developed in collaboration with Spain’s Export Credit Insurance Company (CESCE) and Garrigues Mediaoambiental, is to create a tool for assessing the environmental risk inherent in each current or potential corporate client. The focus and the tool for analysis in VIDA operates as follows:

1) It first analyzes the portfolio of customers and assigns an initial level of basic risk (high, low, etc). This level is based on activity data and size following very detailed treatment of information.

2) Once the road map is established, we decide which are the companies where the inherent risk/Group exposure binomial requires a more detailed analysis. To do this we use additional information which provides a more adequate assessment of the companies.

3) In those cases where the perceived risk level requires a deeper analysis, it is done on the basis of electronic questionnaires by sectors.

The final result enables us to give ratings (for example, from 1 to 9). The rating is more significant the deeper the assessment process.

This environmental rating will be gradually integrated into the Group’s rating system, serving as an additional reference for taking decisions.

This methodology gives the Group an approved corporate procedure for assessing environmental risk, based on the belief that socially responsible investment is a concept that will continue to evolve and this must be increasingly taken into account from the standpoint of risks as well as providing business opportunities.

Back to Contents

32	Santander Group January - March 2004

Corporate Governance

We published on April 15 the 2003 Annual Report, which takes forward the best international practices in transparency. At the same time we sent the Annual Report on Corporate Governance to the National Securities Market Commission (CNMV), in accordance with Order ECO/3772/2003 and Circular 1/2004 of the CNMV.

This has been recognized by Deminor Rating, the main independent rating agency for corporate governance, which assigned the Bank a rating of 8 out of 10 for this field.

Deminor was particularly impressed by the transparency, shareholders’ rights, commitment to create value and the structure and working of Santander’s Board of Directors. As well as the Annual Report, a full report was published for the first time on the Auditing and Compliance Committee, setting out its activities during 2003 and the way it functions.

As of February, the Group’s website includes a section called "Legal information for shareholders", with full information on corporate governance as required by law.

At the end of the first quarter, the Board held 10% of Santander’s capital, reflecting directors’ alignment with the interests of shareholders.

On April 13, employees at the Group’s central services began to move to the Santander Group City at Boadilla del Monte on the outskirts of Madrid.

The City covers 160 hectares and has nine office buildings for 5,500 staff. It also has two data-processing centres, a training centre with accommodation, a crèche for 400 children, sports installations, shops and five restaurants.

These services are designed to improve the working environment of employees and achieve an adequate balance between family and working life. They also facilitate better communication between departments and substantial gains in efficiency.

The Group has invested more than EUR 100 million in leading-edge technology at the City. The surrounding environment, moreover, is very ecological, with a low building density (20% of the total area) and many pro-environment measures.

Investor Relations
Plaza de Canalejas, 1
28014 Madrid (Spain)
Tel.: 3491 558 19 86 | 3491 558 10 31 | 3491 558 20 40 | 3491 558 13 70
Fax: 3491 558 14 53 | 3491 522 66 70
www.gruposantander.com/inversores
www.gruposantander.com/investor

Legal Head Office: Pº de Pereda, 9-12. Santander (Spain) | Tel.: 34942 20 61 00
Operational Head Office: Pl. de Canalejas, 1. Madrid (Spain) | Tel.: 3491 558 11 11

www.gruposantander.com

ITEM 2

SANTANDER GROUP

Key consolidated data in 2004

Balance sheet (Million euros)	31.03.04	31.03.03	Var. (%)	31.12.03

Total assets	349,033.6	330,547.9	5.59	351,790.5
Loans	178,938.7	163,887.1	9.18	172,504.0
Total customer funds	345,826.3	307,002.8	12.65	323,900.8
On-balance sheet	228,429.5	211,236.5	8.14	214,997.9
Off-balance sheet	117,396.8	95,766.3	22.59	108,903.0
Shareholders' equity	19,099.1	18,242.4	4.70	18,363.7
Total managed funds	466,430.4	426,314.2	9.41	460,693.5

Solvency and NPL ratios (%)	31.03.04	31.03.03		31.12.03

BIS ratio	12.29	13.51		12.43
Tier I	8.08	8.65		8.26
NPL ratio	1.33	1.79		1.55
NPL coverage	185.60	139.68		165.19

Income statement (Million euros)	Q1 '04	Q1 '03	Var. (%)	2003

Net interest revenue	1,984.2	1,899.0	4.49	7,958.3
Basic revenue	3,090.8	2,897.5	6.67	12,128.9
Net operating revenue	3,361.3	3,165.4	6.19	13,127.7
Net operating income	1,506.9	1,369.0	10.07	5,720.7
Net attributable income (cash-basis*)	857.7	771.6	11.16	3,133.3
Net attributable income	742.4	612.5	21.22	2,610.8

Profitability and efficiency (%)	Q1 '04	Q1 '03		2003

Efficiency ratio	48.80	49.77		49.34
ROA	1.02	0.94		0.95
ROE (cash-basis*)	17.97	16.86		17.37
ROE	15.55	13.38		14.48

Market capitalization and the share	31.03.04	31.03.03		31.12.03

Shares outstanding (millions at period end)	4,768	4,768		4,768
Share price (euro)	8.85	5.85		9.39
Market capitalization (millions)	42,200.4	27,895.2		44,775.3
EPS (cash-basis*) annualized (euro)	0.7195	0.6473		0.6571
EPS annualized (euro)	0.6228	0.5138		0.5475
P/E ratio (market capitalization / net attributable income annualized)	14.21	11.39		17.15

Other data	31.03.04	31.03.03		31.12.03

Shareholders (number)	1,094,525	1,096,107		1,075,733
Number of employees	101,755	103,931		103,038
Spain	34,879	35,916		34,968
Abroad	66,876	68,015		68,070
Number of branches	9,151	9,143		9,199
Spain	4,372	4,325		4,369
Abroad	4,779	4,818		4,830

(*).- Before ordinary goodwill amortization.
Note: The information contained in this report has not been audited. However, it has been drawn up with generally accepted accounting principles and criteria.

SANTANDER GROUP

Resultados consolidados

Income statement
	Q1 '04		Q1 '03		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	4,185.8	4.75	4,447.1	5.50	(261.3)	(5.88)
Dividends	64.4	0.07	49.5	0.06	14.9	30.01
Interest expenses	(2,266.1)	(2.57)	(2,597.7)	(3.21)	331.6	(12.77)

Net interest revenue	1,984.2	2.25	1,899.0	2.35	85.2	4.49

Net fees and commissions	1,106.6	1.26	998.5	1.24	108.1	10.83

Basic revenue	3,090.8	3.51	2,897.5	3.58	193.3	6.67

Trading gains	270.5	0.31	267.9	0.33	2.6	0.96

Net operating revenue	3,361.3	3.81	3,165.4	3.92	195.9	6.19

Personnel and general expenses	(1,640.5)	(1.86)	(1,575.5)	(1.95)	(65.0)	4.12
a) Personnel expenses	(1,003.0)	(1.14)	(990.3)	(1.22)	(12.7)	1.29
b) General expenses	(637.4)	(0.72)	(585.2)	(0.72)	(52.2)	8.92
Depreciation	(177.7)	(0.20)	(189.8)	(0.23)	12.1	(6.37)
Other operating costs	(36.3)	(0.04)	(31.1)	(0.04)	(5.1)	16.47
Operating costs	(1,854.4)	(2.10)	(1,796.4)	(2.22)	(58.0)	3.23

Net operating income	1,506.9	1.71	1,369.0	1.69	137.9	10.07

Income from equity - accounted holdings	228.6	0.26	124.2	0.15	104.5	84.12
Less: Dividends from equity - accounted holdings	17.7	0.02	14.0	0.02	3.7	26.18
Earnings from Group transactions	(1.5)	(0.00)	701.3	0.87	(702.8)	—
Net provisions for loan - losses	(323.5)	(0.37)	(332.8)	(0.41)	9.3	(2.80)
Writedown of investment securities	(0.1)	(0.00)	0.2	0.00	(0.4)	—
Accelerated goodwill amortization	(2.4)	(0.00)	(681.1)	(0.84)	678.6	(99.64)
Other income	(155.0)	(0.18)	(55.8)	(0.07)	(99.3)	177.96

Income before taxes (cash-basis*)	1,252.9	1.42	1,125.0	1.39	127.8	11.36

Corporate tax	(239.8)	(0.27)	(205.7)	(0.25)	(34.2)	16.60

Net consolidated income (cash-basis*)	1,013.1	1.15	919.4	1.14	93.7	10.19

Minority interests	97.5	0.11	58.9	0.07	38.6	65.63
Dividend - preferred shareholders	57.9	0.07	88.9	0.11	(31.0)	(34.88)

Net attributable income (cash-basis*)	857.7	0.97	771.6	0.95	86.1	11.16

Ordinary goodwill amortization	(115.2)	(0.13)	(159.1)	(0.20)	43.9	(27.57)

Net attributable income	742.4	0.84	612.5	0.76	130.0	21.22

Note:
Average Total Assets	352,477.6		323,389.2		29,088.4	8.99
Average Shareholders' Equity	19,091.8		18,307.4		784.4	4.28

(*) Before ordinary goodwill amortization.

SANTANDER GROUP

Quarterly

Quarterly
Million euros
	Q1 '03	Q2 '03	Q3 '03	Q4 '03	Q1 '04

Interest revenues	4,447.1	4,331.2	4,228.0	4,197.4	4,185.8
Dividends	49.5	205.6	98.6	87.7	64.4
Interest expenses	(2,597.7)	(2,507.9)	(2,336.0)	(2,245.3)	(2,266.1)

Net interest revenue	1,899.0	2,028.9	1,990.6	2,039.8	1,984.2

Net fees and commissions	998.5	1,047.4	1,055.3	1,069.4	1,106.6

Basic revenue	2,897.5	3,076.3	3,045.9	3,109.2	3,090.8

Trading gains	267.9	316.0	256.3	158.6	270.5

Net operating revenue	3,165.4	3,392.3	3,302.2	3,267.8	3,361.3

Personnel and general expenses	(1,575.5)	(1,631.1)	(1,620.8)	(1,650.3)	(1,640.5)
a) Personnel expenses	(990.3)	(1,019.7)	(1,011.8)	(1,027.6)	(1,003.0)
b) General expenses	(585.2)	(611.4)	(609.0)	(622.7)	(637.4)
Depreciation	(189.8)	(187.8)	(190.0)	(195.2)	(177.7)
Other operating costs	(31.1)	(43.2)	(44.7)	(47.5)	(36.3)
Operating costs	(1,796.4)	(1,862.1)	(1,855.5)	(1,893.0)	(1,854.4)

Net operating income	1,369.0	1,530.2	1,446.7	1,374.8	1,506.9

Income from equity - accounted holdings	124.2	(15.8)	152.3	146.6	228.6
Less: Dividends from equity - accounted holdings	14.0	173.7	52.3	69.5	17.7
Earnings from Group transactions	701.3	27.8	(24.7)	251.2	(1.5)
Net provisions for loan - losses	(332.8)	(481.2)	(289.3)	(392.3)	(323.5)
Writedown of investment securities	0.2	0.0	0.4	(0.0)	(0.1)
Accelerated goodwill amortization	(681.1)	(10.1)	(7.9)	(1,020.1)	(2.4)
Other income	(55.8)	180.4	(51.1)	681.1	(155.0)

Income before taxes (cash-basis*)	1,125.0	1,231.2	1,226.5	1,041.2	1,252.9

Corporate tax	(205.7)	(229.3)	(263.5)	(170.9)	(239.8)

Net consolidated income (cash-basis*)	919.4	1,001.9	962.9	870.3	1,013.1

Minority interests	58.9	85.2	85.1	77.5	97.5
Dividend - preferred shareholders	88.9	79.4	78.3	67.9	57.9

Net attributable income (cash-basis*)	771.6	837.3	799.5	724.9	857.7

Ordinary goodwill amortization	(159.1)	(157.1)	(162.3)	(44.0)	(115.2)

Net attributable income	612.5	680.3	637.2	680.9	742.4

Note:
Average Total Assets	323,389.2	338,220.6	345,219.1	349,329.8	352,477.6
Average Shareholders' Equity	18,307.4	18,691.3	17,688.2	17,537.4	19,091.8

(*) Before ordinary goodwill amortization.

SANTANDER GROUP

Exchange rates: 1 euro / currency parity
	Average (income statement)		Period-end (balance sheet)

	Q1 '04	Q1 '03	31.03.04	31.12.03	31.03.03

US$	1.2490	1.0733	1.2224	1.2630	1.0895
Brazilian real	3.6186	3.7498	3.5572	3.6646	3.6825
New Mexican peso	13.7286	11.6161	13.6615	14.1772	11.7565
Chilean peso	734.8456	791.1768	752.9950	748.3910	791.1392
Venezuelan bolivar	2,226.7747	1,750.9149	2,344.0613	2,018.2857	1,741.0077
Argentine peso	3.6429	3.4148	3.5175	3.7259	3.2522

Average yield of assets and average cost of funds
(%)	Q1 '04		Q1 '03

	Weight	Av. rate	Weight	Av. rate

Central banks and Government debt securities	9.77	3.49	10.20	4.56
Due from banks	11.33	3.09	11.50	4.57
Loans:	49.75	5.67	50.14	6.58
Euros	39.28	4.55	37.63	5.28
Foreign currency	10.47	9.86	12.51	10.51
Investment securities	17.13	4.48	14.15	6.19
Other assets	12.02	—	14.01	—
Other revenue	—	0.55	—	0.39
Total	100.00	4.82	100.00	5.56

Due to banks	18.91	2.99	16.03	3.74
Customer deposits:	47.12	2.21	49.88	3.09
Euros	32.39	1.64	34.02	2.01
Foreign currency	14.73	3.47	15.86	5.43
Debt securities and subordinated debt:	16.04	3.97	14.11	4.48
Euros	10.51	3.79	7.77	4.32
Foreign currency	5.53	4.32	6.34	4.66
Net shareholders' equity	5.79	—	6.02	—
Other liabilities	12.14	1.68	13.96	2.12
Other costs	—	0.12	—	0.14
Total	100.00	2.57	100.00	3.21

Net fees and commissions
Million euros			Variation

	Q1 '04	Q1 '03	Amount	(%)

Commissions for services	592.0	543.0	48.9	9.01
Commercial bills	101.2	107.2	(6.0)	(5.64)
Credit and debit cards	128.4	115.5	12.9	11.16
Account management	98.4	94.3	4.1	4.35
Insurance	119.2	66.5	52.7	79.34
Contingent liabilities	54.1	48.4	5.7	11.66
Other operations	90.7	111.1	(20.4)	(18.37)
Mutual & pension funds	373.9	301.3	72.6	24.08
Securities services	140.7	154.1	(13.4)	(8.68)

Total	1,106.6	998.5	108.1	10.83

Personnel and general expenses
Million euros			Variation

	Q1 '04	Q1 '03	Amount	(%)

Personnel expenses	1,003.0	990.3	12.7	1.29
General expenses:	637.4	585.2	52.2	8.92
Information technology	114.4	103.1	11.3	11.00
Communications	56.5	58.4	(1.9)	(3.28)
Advertising	77.2	50.0	27.2	54.34
Buildings and premises	117.4	109.9	7.6	6.88
Printed & office material	18.5	19.4	(0.9)	(4.61)
Taxes (other than income tax)	36.6	35.5	1.1	3.11
Other expenses	216.8	208.9	7.8	3.75

Total	1,640.5	1,575.5	65.0	4.12

Net loan-loss and country-risk provisions
Million euros			Variation

	Q1 '04	Q1 '03	Amount	(%)

Non - performing loans	392.2	337.2	55.0	16.31
Country - risk	20.5	73.7	(53.2)	(72.20)
Recovery of written - off assets	(89.2)	(78.1)	(11.1)	14.16

Net provisions	323.5	332.8	(9.3)	(2.80)

SANTANDER GROUP

Consolidated balance sheet

Balance sheet
Million euros			Variation

	31.03.04	31.03.03	Amount	(%)	31.12.03

Assets
Cash and central banks	9,260.3	6,603.2	2,657.1	40.24	8,907.4
Government debt securities	24,806.6	28,861.0	(4,054.4)	(14.05)	31,107.9
Due from banks	34,503.2	36,974.7	(2,471.5)	(6.68)	37,617.8
Loans	178,938.7	163,887.1	15,051.6	9.18	172,504.0
Investment securities	60,869.3	49,287.6	11,581.7	23.50	59,675.4
Fixed income	44,552.0	35,649.8	8,902.3	24.97	44,277.1
Equity	16,317.3	13,637.8	2,679.4	19.65	15,398.3
Shares and other securities	10,672.5	7,562.4	3,110.1	41.13	10,064.1
Equity stakes	4,538.0	4,951.6	(413.6)	(8.35)	4,266.4
Equity stakes in Group companies	1,106.8	1,123.9	(17.1)	(1.52)	1,067.8
Tangible and intangible assets	5,161.6	5,233.8	(72.3)	(1.38)	5,058.3
Treasury stock	17.2	9.4	7.8	82.28	10.2
Goodwill	7,349.4	8,181.0	(831.6)	(10.16)	7,385.2
Other assets	23,294.4	26,717.8	(3,423.4)	(12.81)	24,902.5
Prior years' results from consolidated companies	4,833.0	4,792.3	40.7	0.85	4,621.8

Total assets	349,033.6	330,547.9	18,485.7	5.59	351,790.5

Liabilities
Due to banks	58,781.2	53,782.2	4,999.0	9.29	75,580.3
Customer deposits	169,757.7	164,993.4	4,764.3	2.89	159,335.6
Deposits	135,300.9	128,779.7	6,521.2	5.06	132,747.6
REPOs	34,456.8	36,213.8	(1,756.9)	(4.85)	26,588.0
Debt securities	46,765.0	34,071.8	12,693.2	37.25	44,441.2
Subordinated debt	11,906.8	12,171.3	(264.5)	(2.17)	11,221.1
Net provisions for risks and charges	12,823.0	13,147.7	(324.7)	(2.47)	12,727.7
Minority interests	5,665.8	6,642.8	(977.1)	(14.71)	5,439.5
Net consolidated income	897.8	760.3	137.6	18.09	3,232.0
Capital	2,384.2	2,384.2	0.0	0.00	2,384.2
Reserves	22,267.1	21,423.0	844.0	3.94	19,445.0
Other liabilities	17,785.0	21,171.1	(3,386.1)	(15.99)	17,983.9

Total liabilities	349,033.6	330,547.9	18,485.7	5.59	351,790.5

Other managed funds (off - balance sheet)	117,396.8	95,766.3	21,630.5	22.59	108,903.0

Mutual funds	87,172.4	69,987.2	17,185.2	24.55	80,502.0
Pension funds	20,532.8	17,785.6	2,747.3	15.45	19,494.8
Managed portfolios	9,691.6	7,993.6	1,698.0	21.24	8,906.1

Total managed funds	466,430.4	426,314.2	40,116.2	9.41	460,693.5

Contingent liabilities	30,574.8	27,968.4	2,606.4	9.32	30,514.2
Guarantees	27,299.2	24,665.7	2,633.5	10.68	27,273.9
Documentary credits	3,275.7	3,302.7	(27.0)	(0.82)	3,240.3

Loans
Million euros			Variation

	31.03.04	31.03.03	Amount	(%)	31.12.03

Public sector	5,590.7	4,913.9	676.8	13.77	5,487.4
Private sector	107,395.0	89,765.3	17,629.7	19.64	103,515.6
Secured loans	51,752.8	39,054.1	12,698.7	32.52	47,999.6
Other loans	55,642.2	50,711.2	4,931.0	9.72	55,516.0
Non-resident sector	70,835.5	73,982.3	(3,146.8)	(4.25)	68,617.7
Secured loans	19,752.2	21,659.5	(1,907.3)	(8.81)	18,796.1
Other loans	51,083.3	52,322.7	(1,239.5)	(2.37)	49,821.6

Gross loans	183,821.2	168,661.5	15,159.7	8.99	177,620.7

Less: allowance for loan-losses	4,882.5	4,774.4	108.1	2.26	5,116.7

Net loans	178,938.7	163,887.1	15,051.6	9.18	172,504.0

Note: Doubtful loans	2,931.7	3,518.4	(586.6)	(16.67)	3,276.7
Public sector	2.2	3.2	(1.0)	(31.43)	0.9
Private sector	896.6	988.5	(91.9)	(9.30)	930.7
Non-resident sector	2,032.9	2,526.6	(493.7)	(19.54)	2,345.1

Customer funds
Million euros			Variation

	31.03.04	31.03.03	Amount	(%)	31.12.03

Public sector	11,437.6	12,595.0	(1,157.4)	(9.19)	9,225.9
Private sector	81,159.2	78,327.5	2,831.7	3.62	77,918.9
Demand deposits	24,664.0	21,085.7	3,578.3	16.97	25,089.2
Saving accounts	17,687.1	16,008.5	1,678.6	10.49	17,823.4
Time deposits	18,094.2	20,749.5	(2,655.3)	(12.80)	18,640.1
REPOs	20,046.7	20,298.7	(252.0)	(1.24)	16,348.5
Other accounts	667.1	185.1	482.1	260.49	17.7
Non-resident sector	77,160.9	74,070.9	3,089.9	4.17	72,190.7
Deposits	69,284.8	66,159.3	3,125.5	4.72	65,885.5
REPOs	7,876.1	7,911.6	(35.6)	(0.45)	6,305.2

Total customer deposits	169,757.7	164,993.4	4,764.3	2.89	159,335.6

Debt securities	46,765.0	34,071.8	12,693.2	37.25	44,441.2
Subordinated debt	11,906.8	12,171.3	(264.5)	(2.17)	11,221.1

Total customer funds on balance sheet	228,429.5	211,236.5	17,192.9	8.14	214,997.9

Total managed funds (off-balance sheet)	117,396.8	95,766.3	21,630.5	22.59	108,903.0

Mutual funds	87,172.4	69,987.2	17,185.2	24.55	80,502.0
Spain	65,495.0	54,921.8	10,573.2	19.25	60,725.4
Abroad	21,677.3	15,065.4	6,611.9	43.89	19,776.6
Pension funds	20,532.8	17,785.6	2,747.3	15.45	19,494.8
Spain	6,716.5	5,833.9	882.6	15.13	6,652.7
Individuals	5,797.0	5,081.2	715.8	14.09	5,767.7
Abroad	13,816.3	11,951.6	1,864.6	15.60	12,842.1
Managed portfolios	9,691.6	7,993.6	1,698.0	21.24	8,906.1
Spain	2,547.8	2,343.5	204.3	8.72	2,450.5
Abroad	7,143.8	5,650.1	1,493.7	26.44	6,455.6

Total customer funds	345,826.3	307,002.8	38,823.4	12.65	323,900.8

Shareholders' equity and capital ratios
Million euros			Variation

	31.03.04	31.03.03	Amount	(%)	31.12.03

Subscribed capital stock	2,384.2	2,384.2	0.0	0.00	2,384.2
Paid-in surplus	8,720.7	8,979.7	(259.0)	(2.88)	8,720.7
Reserves (includes net reserves
at consolidated companies)	8,713.3	7,651.0	1,062.3	13.88	6,102.5

Total primary capital	19,818.3	19,014.9	803.3	4.22	17,207.4

Net attributable income	742.4	612.5	130.0	21.22	2,610.8
Treasury stock	(17.2)	(9.4)	(7.8)	82.28	(10.2)
Distributed interim dividend	(1,108.7)	(1,086.0)	(22.6)	2.08	(739.1)

Shareholders' equity at period-end	19,434.9	18,532.0	902.9	4.87	19,069.0

Interim dividend pending distribution	0.0	0.0	0.0	—	(369.6)
Final dividend	(335.7)	(289.6)	(46.1)	15.93	(335.7)

Shareholders' equity after
allocation of period-end results	19,099.1	18,242.4	856.7	4.70	18,363.7

Preferred shares	4,183.2	5,140.0	(956.8)	(18.61)	4,484.9
Minority interests	1,638.0	1,650.6	(12.7)	(0.77)	1,575.8

Shareholders' equity and minority interests	24,920.3	25,033.0	(112.7)	(0.45)	24,424.4

Basic capital (Tier I)	17,087.6	16,475.3	612.3	3.72	16,951.2
Supplementary capital	8,894.1	9,243.9	(349.9)	(3.78)	8,570.2

Eligible capital	25,981.7	25,719.2	262.5	1.02	25,521.4

Risk weighted assets (BIS criteria)	211,374.6	190,380.2	20,994.4	11.03	205,253.4

BIS ratio	12.29	13.51	(1.22)		12.43

Tier I	8.08	8.65	(0.57)		8.26

Excess (amount)	9,071.7	10,488.8	(1,417.1)	(13.51)	9,101.1

SANTANDER GROUP

The Santander Central Hispano share

31.03.04

Shareholders and trading data
Shareholders (number)	1,094,525
Shares outstanding (number)	4,768,402,943
Average daily turnover (no. of shares)	50,426,097
Share liquidity* (%)	67

euros
Dividend per share
First interim dividend (01.08.03)	0.0775
Second interim dividend (01.11.03)	0.0775
Third interim dividend (01.02.04)	0.0775
Fourth interim dividend (01.05.04)	0.0704

Price movements during the period
Beginning (30.12.03)	9.39
High	9.77
Low	8.36
Last (31.03.04)	8.85
Market capitalization (millions)	42,200.4

Stock market indicators
Price / Book value (X)	2.21
P/E ratio (cash-basis**) annualized (X)	12.30
P/E ratio annualized (X)	14.21

(*).- Number of shares traded during the period / number of shares
(**).- Before ordinary goodwill amortization

SANTANDER GROUP

Credit risk management*
Million euros			Variation

	31.03.04	31.03.03	Amount	(%)	31.12.03

Non-performing loans	2,857.9	3,518.5	(660.6)	(18.78)	3,222.5
NPL ratio (%)	1.33	1.79	(0.46)		1.55
Allowances for loan-losses	5,304.3	4,914.5	389.8	7.93	5,323.1
NPL coverage (%)	185.60	139.68	45.92		165.19

Ordinary non-performing loans **	2,360.6	3,014.0	(653.4)	(21.68)	2,712.2
NPL ratio (%) **	1.10	1.54	(0.44)		1.31
NPL coverage (%) **	224.70	163.06	61.64		196.26

(*)	Excluding country-risk
(**)	Excluding NPLs backed by residential mortgages
Note:	NPL ratio: Non-performing loans / computable risk

Quarterly non-performing loans evolution
Million euros
	Q1 '03	Q2 '03	Q3 '03	Q4 '03	Q1 '04

Balance at beginning of period	3,676.5	3,518.5	3,394.2	3,461.4	3,222.5
+ Net additions	353.1	95.2	200.9	71.2	65.5
- Write-offs	(511.1)	(219.6)	(133.8)	(310.1)	(430.1)

Balance at period-end	3,518.5	3,394.2	3,461.4	3,222.5	2,857.9

Country-risk management
	31.03.04		31.03.03	Variation		31.12.03

	Mill. euros	Mill. US$	Mill. US$	Amount	(%)	Mill. US$

Risk (gross)	452.3	552.9	659.5	(106.6)	(16.16)	627.9
Allowances	197.6	241.5	433.1	(191.6)	(44.24)	513.0

Risk (net)	254.7	311.4	226.4	85.0	37.54	114.9

SANTANDER GROUP

Main data by business areas
	Net operating income			Net attributable income (cash-basis)			Efficiency (%)

		Variation			Variation

	Q1 '04	Amount	(%)	Q1 '04	Amount	(%)	Q1 '04	Q1 '03

European Retail Banking	916.2	154.4	20.26	508.1	95.1	23.02	43.71	47.96
Santander Central Hispano	434.0	68.9	18.86	254.4	42.9	20.27	44.48	48.63
Banesto	198.4	29.0	17.13	116.0	18.9	19.50	46.13	48.90
Portugal	104.3	13.6	14.96	54.5	2.6	4.92	45.77	49.57
Consumer Finance in Europe	179.6	49.7	38.22	83.3	28.9	53.08	36.34	42.88
Retail Banking Latin America	447.1	(3.3)	(0.73)	271.2	(54.1)	(16.62)	53.91	52.27
Asset Management & Private Banking	111.5	8.1	7.83	86.6	12.3	16.56	43.07	41.77
Global Wholesale Banking	115.0	20.3	21.45	92.3	38.6	71.79	42.56	47.73
Financial Management and Equity Stakes	(83.0)	(41.7)	100.83	(100.6)	(5.8)	6.16	—	—

Total	1,506.9	137.9	10.07	857.7	86.1	11.16	48.80	49.77

	ROE (cash-basis) (%)		NPL ratio (%)		NPL coverage (%)

	Q1 '04	Q1 '03	31.03.04	31.03.03	31.03.04	31.03.03

European Retail Banking	20.38	19.48	1.00	1.30	224.43	173.68
Santander Central Hispano	22.08	21.93	0.65	1.05	298.47	182.48
Banesto	17.52	16.99	0.64	0.78	351.56	286.93
Portugal	16.69	16.44	2.12	1.84	126.14	115.43
Consumer Finance in Europe	23.63	20.98	1.90	2.61	154.03	146.71
Retail Banking Latin America	29.27	36.49	3.05	3.84	142.80	115.74
Asset Management & Private Banking	58.59	58.93	0.18	0.29	—	—
Global Wholesale Banking	23.43	12.26	0.62	1.56	291.62	156.95

Total	17.97	16.86	1.33	1.79	185.60	139.68

	Number of employees		Number of branches

	31.03.04	31.03.03	31.03.04	31.03.03

European Retail Banking	41,173	42,886	5,060	5,035
Santander Central Hispano	20,655	21,396	2,550	2,513
Banesto	9,989	9,985	1,690	1,685
Portugal	6,472	7,096	636	654
Consumer Finance in Europe	3,884	3,991	184	183
Retail Banking Latin America	51,520	51,958	3,883	3,897
Asset Management & Private Banking	6,524	6,294	189	188
Global Wholesale Banking	2,271	2,535	19	23
Financial Management and Equity Stakes	267	258	—	—

Total	101,755	103,931	9,151	9,143

SANTANDER GROUP

European Retail Banking
Million euros			Variation

	Q1 '04	Q1 '03	Amount		(%)

Income statement

Net interest revenue	1,176.3	1,095.0	81.3		7.43

Net fees and commissions	571.1	511.6	59.5		11.64

Basic revenue	1,747.5	1,606.6	140.9		8.77

Trading gains	67.8	53.2	14.6		27.51

Net operating revenue	1,815.3	1,659.8	155.5		9.37

Personnel and general expenses	(793.4)	(796.0)	2.6		(0.33)
a) Direct	(678.9)	(684.2)	5.3		(0.78)
Personnel expenses	(493.6)	(499.8)	6.2		(1.25)
General expenses	(185.3)	(184.4)	(0.9)		0.48
b) Indirect	(114.5)	(111.8)	(2.7)		2.42
Depreciation	(88.5)	(92.0)	3.5		(3.75)
Other operating costs	(17.1)	(9.9)	(7.2)		72.94

Net operating income	916.2	761.8	154.4		20.26

Income from equity - accounted holdings	34.9	18.3	16.7		91.24
Net provisions for loan - losses	(201.9)	(188.6)	(13.2)		7.02
Other income	(2.9)	20.5	(23.4)		—

Income before taxes	746.4	611.9	134.4		21.97

Net consolidated income	544.9	440.6	104.4		23.69

Net attributable income	508.1	413.0	95.1		23.02

			Variation

	31.03.04	31.03.03	Amount		(%)

Balance sheet
Loans	130,367.6	112,162.0	18,205.6		16.23
Government securities	3,963.5	4,015.4	(51.9)		(1.29)
Due from banks	25,911.7	29,100.5	(3,188.8)		(10.96)
Investment securities	9,925.1	6,929.1	2,996.0		43.24
Tangible and intangible assets	2,986.6	2,917.7	68.9		2.36
Other assets	6,841.9	6,867.4	(25.5)		(0.37)

Total Assets / Liabilities	179,996.4	161,992.1	18,004.3		11.11

Customer deposits	92,241.8	88,755.0	3,486.8		3.93
Debt securities	13,437.4	8,320.2	5,117.3		61.50
Subordinated debt	1,704.9	995.7	709.2		71.23
Due to banks	34,838.8	39,861.5	(5,022.7)		(12.60)
Other liabilities	27,529.2	15,304.0	12,225.2		79.88
Capital assigned	10,244.4	8,755.8	1,488.6		17.00

Other managed funds (off - balance sheet)	64,670.4	55,343.5	9,326.9		16.85

Mutual funds	55,847.5	47,838.4	8,009.1		16.74
Pension funds	6,875.4	6,059.5	815.9		13.46
Managed portfolios	1,947.4	1,445.5	501.9		34.72

Customer funds	172,054.4	153,414.3	18,640.2		12.15

Total managed funds	244,666.8	217,335.5	27,331.3		12.58

			Variation

	31.03.04	31.03.03	Amount		(%)

Ratios (%) and other data
ROE (cash-basis)	20.38	19.48	0.90	p.
Efficiency ratio	43.71	47.96	(4.25)	p.
Recurrence ratio	71.99	64.27	7.72	p.
NPL ratio	1.00	1.30	(0.30)	p.
NPL coverage	224.43	173.68	50.75	p.
Number of employees (direct and assigned)	41,173	42,886	(1,713)		(3.99)
Number of branches	5,060	5,035	25		0.50

Santander Central Hispano Retail Banking
Million euros			Variation

	Q1 '04	Q1 '03	Amount		(%)

Income statement

Net interest revenue	491.2	497.3	(6.1)		(1.23)

Net fees and commissions	358.9	300.2	58.7		19.55

Basic revenue	850.1	797.5	52.6		6.59

Trading gains	28.1	11.1	17.0		153.52

Net operating revenue	878.2	808.6	69.6		8.61

Personnel and general expenses	(390.6)	(393.2)	2.6		(0.65)
a) Direct	(291.6)	(296.5)	4.9		(1.66)
Personnel expenses	(242.9)	(245.9)	2.9		(1.20)
General expenses	(48.6)	(50.6)	2.0		(3.93)
b) Indirect	(99.1)	(96.7)	(2.4)		2.45
Depreciation	(44.5)	(44.5)	0.0		(0.02)
Other operating costs	(9.1)	(5.7)	(3.3)		57.69

Net operating income	434.0	365.1	68.9		18.86

Income from equity - accounted holdings	0.0	0.0	0.0		—
Net provisions for loan - losses	(89.0)	(76.7)	(12.3)		16.05
Other income	8.6	5.9	2.7		45.45

Income before taxes	353.5	294.3	59.2		20.13

Net consolidated income	253.8	211.6	42.2		19.95

Net attributable income	254.4	211.5	42.9		20.27

			Variation

	31.03.04	31.03.03	Amount		(%)

Balance sheet
Loans	62,672.9	50,086.4	12,586.5		25.13
Government securities	0.0	0.0	0.0		—
Due from banks	112.2	56.5	55.7		98.61
Investment securities	1.0	1.0	0.0		0.50
Tangible and intangible assets	1,608.7	1,555.6	53.1		3.41
Other assets	865.9	933.3	(67.4)		(7.23)

Total Assets / Liabilities	65,260.7	52,632.7	12,627.9		23.99

Customer deposits	41,515.6	41,411.4	104.2		0.25
Debt securities	446.6	516.8	(70.2)		(13.59)
Subordinated debt	0.0	0.0	0.0		—
Due to banks	86.5	473.6	(387.1)		(81.74)
Other liabilities	18,467.9	6,282.8	12,185.1		193.94
Capital assigned	4,744.2	3,948.1	796.0		20.16

Other managed funds (off - balance sheet)	44,915.9	38,625.4	6,290.5		16.29

Mutual funds	40,146.2	34,416.5	5,729.8		16.65
Pension funds	4,769.7	4,209.0	560.7		13.32
Managed portfolios	0.0	0.0	0.0		—

Customer funds	86,878.1	80,553.7	6,324.4		7.85

Total managed funds	110,176.6	91,258.2	18,918.4		20.73

			Variation

	31.03.04	31.03.03	Amount		(%)

Ratios (%) and other data
ROE (cash-basis)	22.08	21.93	0.15	p.
Efficiency ratio	44.48	48.63	(4.15)	p.
Recurrence ratio	91.87	76.35	15.52	p.
NPL ratio	0.65	1.05	(0.40)	p.
NPL coverage	298.47	182.48	115.99	p.
Number of employees (direct and assigned)	20,655	21,396	(741)		(3.46)
Number of branches	2,550	2,513	37		1.47

Banesto
Million euros			Variation

	Q1 '04	Q1 '03	Amount		(%)

Income statement

Net interest revenue	281.4	260.1	21.2		8.17

Net fees and commissions	122.5	108.9	13.5		12.41

Basic revenue	403.8	369.1	34.8		9.42

Trading gains	17.5	18.9	(1.4)		(7.24)

Net operating revenue	421.4	388.0	33.4		8.61

Personnel and general expenses	(194.4)	(189.7)	(4.7)		2.47
a) Direct	(187.7)	(183.5)	(4.3)		2.32
Personnel expenses	(140.0)	(136.6)	(3.4)		2.49
General expenses	(47.7)	(46.9)	(0.8)		1.81
b) Indirect	(6.7)	(6.2)	(0.4)		6.79
Depreciation	(24.0)	(25.6)	1.6		(6.16)
Other operating costs	(4.6)	(3.3)	(1.3)		38.58

Net operating income	198.4	169.4	29.0		17.13

Income from equity - accounted holdings	28.1	11.8	16.3		138.75
Net provisions for loan - losses	(44.6)	(41.2)	(3.4)		8.33
Other income	6.9	16.7	(9.9)		(58.99)

Income before taxes	188.7	156.6	32.0		20.45

Net consolidated income	133.1	111.9	21.3		19.02

Net attributable income	116.0	97.0	18.9		19.50

			Variation

	31.03.04	31.03.03	Amount		(%)

Balance sheet
Loans	32,952.5	27,530.3	5,422.2		19.70
Government securities	3,963.5	4,015.4	(51.9)		(1.29)
Due from banks	9,466.1	11,303.7	(1,837.7)		(16.26)
Investment securities	3,983.7	4,695.0	(711.2)		(15.15)
Tangible and intangible assets	786.9	802.5	(15.5)		(1.93)
Other assets	4,307.9	4,040.5	267.4		6.62

Total Assets / Liabilities	55,460.6	52,387.3	3,073.3		5.87

Customer deposits	28,121.5	27,110.6	1,010.8		3.73
Debt securities	7,019.0	2,449.7	4,569.3		186.53
Subordinated debt	1,270.8	456.3	814.5		178.52
Due to banks	10,586.3	14,421.2	(3,834.9)		(26.59)
Other liabilities	5,763.7	5,560.1	203.6		3.66
Group capital and reserves	2,699.4	2,389.5	309.9		12.97

Other managed funds (off - balance sheet)	12,285.3	10,375.5	1,909.8		18.41

Mutual funds	10,833.3	9,149.1	1,684.3		18.41
Pension funds	1,214.2	1,038.4	175.8		16.93
Managed portfolios	237.8	188.0	49.8		26.48

Customer funds	48,696.5	40,392.0	8,304.5		20.56

Total managed funds	67,745.9	62,762.8	4,983.1		7.94

			Variation

	31.03.04	31.03.03	Amount		(%)

Ratios (%) and other data
ROE (cash-basis)	17.52	16.99	0.53	p.
Efficiency ratio	46.13	48.90	(2.77)	p.
Recurrence ratio	62.99	57.42	5.57	p.
NPL ratio	0.64	0.78	(0.14)	p
NPL coverage	351.56	286.93	64.63	p.
Number of employees (direct and assigned)	9,989	9,985	4		0.04
Number of branches	1,690	1,685	5		0.30

Retail Banking Portugal
Million euros			Variation

	Q1 '04	Q1 '03	Amount		(%)

Income statement

Net interest revenue	152.1	151.1	1.0		0.65

Net fees and commissions	59.5	52.5	7.0		13.42

Basic revenue	211.6	203.6	8.0		3.94

Trading gains	10.4	5.5	4.9		87.90

Net operating revenue	222.0	209.1	12.9		6.17

Personnel and general expenses	(101.6)	(103.7)	2.1		(1.98)
a) Direct	(97.9)	(100.2)	2.3		(2.30)
Personnel expenses	(63.3)	(65.0)	1.7		(2.64)
General expenses	(34.6)	(35.2)	0.6		(1.69)
b) Indirect	(3.7)	(3.4)	(0.3)		7.41
Depreciation	(13.2)	(13.9)	0.6		(4.53)
Other operating costs	(2.9)	(0.8)	(2.0)		237.19

Net operating income	104.3	90.7	13.6		14.96

Income from equity - accounted holdings	0.0	0.4	(0.4)		(100.00)
Net provisions for loan - losses	(7.2)	(13.3)	6.0		(45.44)
Other income	(16.0)	(4.3)	(11.7)		273.98

Income before taxes	81.1	73.6	7.5		10.16

Net consolidated income	74.6	62.0	12.6		20.41

Net attributable income	54.5	52.0	2.6		4.92

			Variation

	31.03.04	31.03.03	Amount		(%)

Balance sheet
Loans	17,271.7	20,308.8	(3,037.2)		(14.95)
Government securities	0.0	0.0	0.0		—
Due from banks	11,811.3	10,932.2	879.1		8.04
Investment securities	5,575.0	1,930.1	3,644.9		188.85
Tangible and intangible assets	490.8	467.7	23.1		4.93
Other assets	975.2	1,458.9	(483.7)		(33.15)

Total Assets /Liabilities	36,124.0	35,097.7	1,026.3		2.92

Customer deposits	12,207.5	12,674.8	(467.2)		(3.69)
Debt securities	3,522.4	3,337.4	185.0		5.54
Subordinated debt	305.7	374.8	(69.1)		(18.44)
Due to banks	17,719.9	15,462.1	2,257.7		14.60
Other liabilities	1,029.2	1,983.8	(954.6)		(48.12)
Group capital and reserves	1,339.2	1,264.7	74.5		5.89

Other managed funds (off - balance sheet)	7,256.3	6,200.8	1,055.5		17.02

Mutual funds	4,674.9	4,148.0	526.9		12.70
Pension funds	871.7	795.2	76.5		9.62
Managed portfolios	1,709.7	1,257.6	452.1		35.95

Customer funds	23,292.0	22,587.8	704.2		3.12

Total managed funds	43,380.3	41,298.5	2,081.8		5.04

			Variation

	31.03.04	31.03.03	Amount		(%)

Ratios (%) and other data
ROE (cash-basis)	16.69	16.44	0.25	p.
Efficiency ratio	45.77	49.57	(3.81	)p.
Recurrence ratio	58.55	50.60	7.95	p.
NPL ratio	2.12	1.84	0.28	p.
NPL coverage	126.14	115.43	10.71	p.
Number of employees (direct and assigned)	6,472	7,096	(624)		(8.79)
Number of branches	636	654	(18)		(2.75)

Total Portugal
Million euros			Variation

	Q1 '04	Q1 '03	Amount		(%)

Net attributable income "proforma"	63.9	56.8	7.1		12.43

Retail Banking	54.5	52.0	2.6		4.92
Global areas	9.4	4.9	4.5		92.29

Consumer Finance in Europe
Million euros			Variation

	1T 04	1T 03	Amount	(%)

Income statement

Net interest revenue	251.7	177.7	74.0	41.62

Net fees and commissions	30.3	45.2	(14.9)	(32.97)

Basic revenue	282.0	222.9	59.1	26.49

Trading gains	11.7	17.6	(5.9)	(33.54)

Net operating revenue	293.7	240.6	53.1	22.09

Personnel and general expenses	(106.7)	(103.2)	(3.6)	3.46
a) Direct	(101.6)	(98.2)	(3.4)	3.50
Personnel expenses	(47.4)	(48.3)	0.9	(1.94)
General expenses	(54.3)	(49.9)	(4.4)	8.76
b) Indirect	(5.1)	(4.9)	(0.1)	2.69
Depreciation	(6.8)	(7.5)	0.7	(9.54)
Other operating costs	(0.6)	(0.0)	(0.6)	—

Net operating income	179.6	129.9	49.7	38.22

Income from equity - accounted holdings	6.9	6.1	0.8	12.63
Net provisions for loan - losses	(61.0)	(51.2)	(9.7)	18.96
Other income	(2.4)	4.3	(6.7)	—

Income before taxes	123.1	89.1	34.0	38.15

Net consolidated income	83.4	57.0	26.4	46.27

Net attributable income	83.3	54.4	28.9	53.08

			Variation

	31.03.04	31.03.03	Amount	(%)
Balance sheet
Loans	17,470.5	14,236.5	3,234.0	22.72
Government securities	0.0	0.0	0.0	—
Due from banks	4,522.0	6,808.1	(2,286.1)	(33.58)
Investment securities	365.4	303.1	62.3	20.56
Tangible and intangible assets	100.2	92.0	8.3	9.01
Other assets	692.9	434.7	258.2	59.41

Total Assets / Liabilities	23,151.1	21,874.3	1,276.8	5.84

Customer deposits	10,397.2	7,558.1	2,839.0	37.56
Debt securities	2,449.4	2,016.2	433.2	21.48
Subordinated debt	128.3	164.6	(36.2)	(22.02)
Due to banks	6,446.2	9,502.8	(3,056.6)	(32.16)
Other liabilities	2,268.4	1,479.1	789.2	53.36
Group capital and reserves	1,461.6	1,153.4	308.2	26.72

Other managed funds (off - balance sheet)	212.9	141.8	71.1	50.16

Mutual funds	193.0	124.9	68.2	54.60
Pension funds	19.9	16.9	2.9	17.36
Managed portfolios	0.0	0.0	0.0	—

Customer funds	13,187.8	9,880.7	3,307.1	33.47

Total managed funds	23,364.0	22,016.1	1,347.9	6.12

			Variation

	31.03.04	31.03.03	Amount		(%)
Ratios (%) and other data
ROE (cash-basis)	23.63	20.98	2.65	p.
Efficiency ratio	36.34	42.88	(6.54)	p.
Recurrence ratio	28.40	43.83	(15.44)	p.
NPL ratio	1.90	2.61	(0.71)	p.
NPL coverage	154.03	146.71	7.32	p.
Number of employees (direct and assigned)	3,884	3,991	(107)		(2.68)
Number of branches	184	183	1		0.55

Back to Contents

SANTANDER GROUP

Retail Banking Latin America
Million euros			Variation

	Q1 '04	Q1 '03	Amount	(%)

Income statement

Net interest revenue	786.5	775.4	11.0	1.42

Net fees and commissions	267.9	237.3	30.6	12.89

Basic revenue	1,054.4	1,012.8	41.6	4.11

Trading gains	122.7	108.7	13.9	12.83

Net operating revenue	1,177.1	1,121.5	55.6	4.96

Personnel and general expenses	(634.6)	(586.2)	(48.4)	8.25
a) Direct	(601.8)	(556.0)	(45.8)	8.23
Personnel expenses	(316.8)	(300.7)	(16.1)	5.36
General expenses	(285.0)	(255.3)	(29.7)	11.61
b) Indirect	(32.8)	(30.2)	(2.6)	8.57
Depreciation	(67.6)	(64.0)	(3.6)	5.64
Other operating costs	(27.7)	(20.9)	(6.9)	32.97

Net operating income	447.1	450.4	(3.3)	(0.73)

Income from equity - accounted holdings	1.3	0.1	1.2	—
Net provisions for loan - losses	(80.7)	(33.4)	(47.2)	141.26
Other income	(11.3)	(53.3)	42.0	(78.80)

Income before taxes	356.4	363.7	(7.3)	(2.00)

Net consolidated income	313.9	343.3	(29.4)	(8.56)

Net attributable income	271.2	325.3	(54.1)	(16.62)

			Variation

	31.03.04	31.03.03	Amount	(%)

Balance sheet
Loans	30,232.4	31,060.6	(828.2)	(2.67)
Government securities	0.0	0.0	0.0	—
Due from banks	16,525.7	15,410.5	1,115.2	7.24
Investment securities	23,389.5	20,129.7	3,259.9	16.19
Tangible and intangible assets	1,406.8	1,497.3	(90.5)	(6.05)
Other assets	9,272.3	9,785.0	(512.7)	(5.24)

Total Assets / Liabilities	80,826.8	77,883.1	2,943.7	3.78

Customer deposits	38,452.3	37,339.8	1,112.5	2.98
Debt securities	5,293.6	4,707.2	586.4	12.46
Subordinated debt	544.4	586.5	(42.1)	(7.18)
Due to banks	26,723.5	25,147.3	1,576.2	6.27
Other liabilities	6,093.5	6,630.8	(537.3)	(8.10)
Capital assigned	3,719.5	3,471.5	248.0	7.14

Other managed funds (off - balance sheet)	30,713.6	24,950.4	5,763.2	23.10

Mutual funds	13,816.7	10,345.4	3,471.3	33.55
Pension funds	12,944.6	11,156.4	1,788.2	16.03
Managed portfolios	3,952.3	3,448.6	503.7	14.61

Customer funds	75,003.8	67,583.9	7,419.9	10.98

Total managed funds	111,540.3	102,833.5	8,706.8	8.47

			Variation

	31.03.04	31.03.03	Amount		(%)

Ratios (%) and other data
ROE (cash-basis)	29.27	36.49	(7.22)	p.
Efficiency ratio	53.91	52.27	1.64	p.
Recurrence ratio	42.22	40.49	1.73	p.
NPL ratio	3.05	3.84	(0.79)	p.
NPL coverage	142.80	115.74	27.06	p.
Number of employees (direct and assigned)	51,520	51,958	(438)		(0.84)
Number of branches	3,883	3,897	(14)		(0.36)

Retail Banking Latin America	Variation (%)
Excl. exch.
rate
Business highlights
Gross Loans*	3.08
Customer funds on balance sheet	12.38
Mutual funds	38.17
Pension funds	22.04
Total managed funds	18.66

(**).- Excluding Fobaproa: +10%

Total Latin America
Million euros			Variation		Variation (%)
					Excl. exch.
	Q1 '04	Q1 '03	Amount	(%)	rate

Income before taxes	444.7	449.9	(5.2)	(1.15)	5.36

Net consolidated income	378.2	405.6	(27.4)	(6.76)	0.28

Net attributable income "proforma"	331.3	385.0	(53.7)	(13.95)	(6.94)

Retail Banking	271.2	325.3	(54.1)	(16.62)	(9.29)
Global areas	60.1	59.8	0.3	0.57	5.86

SANTANDER GROUP

Asset Management and Private Banking
Million euros	Variation

Q1 '04	Q1 '03	Amount	(%)

Income statement

Net interest revenue	20.8	22.5	(1.7)	(7.64)

Net fees and commissions	177.1	165.3	11.8	7.17

Basic revenue	198.0	187.8	10.1	5.39

Trading gains	6.6	1.8	4.8	266.85

Net operating revenue	204.6	189.6	15.0	7.89

Personnel and general expenses	(88.1)	(79.2)	(8.9)	11.23
a)	Direct	(83.4)	(74.9)	(8.5)	11.38
Personnel expenses	(52.9)	(46.6)	(6.3)	13.62
General expenses	(30.5)	(28.3)	(2.2)	7.71
b)	Indirect	(4.7)	(4.3)	(0.4)	8.57
Depreciation	(5.5)	(6.9)	1.3	(19.41)
Other operating costs	0.6	(0.1)	0.7	—

Net operating income	111.5	103.4	8.1	7.83

Income from equity - accounted holdings	17.6	9.6	8.0	83.80
Net provisions for loan - losses	(1.5)	(0.8)	(0.7)	87.76
Other income	(1.6)	(4.1)	2.4	(59.84)

Income before taxes	126.0	108.1	17.9	16.54

Net consolidated income	90.2	76.6	13.6	17.78

Net attributable income	86.6	74.3	12.3	16.56

Variation

31.03.04	31.03.03	Amount	(%)

Balance sheet
Loans	1,676.8	1,360.2	316.6	23.28
Government securities	4.2	9.0	(4.8)	(53.34)
Due from banks	5,765.8	6,315.6	(549.8)	(8.71)
Investment securities	904.4	761.7	142.7	18.74
Tangible and intangible assets	49.8	69.4	(19.5)	(28.15)
Other assets	339.2	252.6	86.6	34.28

Total Assets / Liabilities	8,740.2	8,768.4	(28.3)	(0.32)

Customer deposits	6,367.1	7,090.0	(722.8)	(10.20)
Debt securities	0.0	0.0	0.0	—
Subordinated debt	0.0	0.0	0.0	—
Due to banks	1,361.2	683.7	677.5	99.09
Other liabilities	405.9	481.7	(75.8)	(15.74)
Capital assigned	605.9	513.0	92.9	18.11

Other managed funds (off - balance sheet)	20,965.4	14,513.7	6,451.8	44.45

Mutual funds	17,079.8	11,358.8	5,721.0	50.37
Pension funds	111.1	76.3	34.7	45.48
Managed portfolios	3,774.6	3,078.6	696.0	22.61

Customer funds	27,332.6	21,603.7	5,728.9	26.52

Total managed funds	29,705.6	23,282.1	6,423.5	27.59

Variation

31.03.04	31.03.03	Amount	(%)

Ratios (%) and other data
ROE (cash-basis)	58.59	58.93	(0.34)	p.
Efficiency ratio	43.07	41.77	1.29	p.
Recurrence ratio	201.05	208.66	(7.62)	p.
NPL ratio	0.18	0.29	(0.11)	p.
NPL coverage	—	—	—
Number of employees (direct and assigned)	6,524	6,294	230	3.65
Number of branches	189	188	1	0.53

SANTANDER GROUP

Global Wholesale Banking
Million euros	Variation

Q1 '04	Q1 '03	Amount	(%)

Income statement

Net interest revenue	98.5	98.5	(0.1)	(0.06)

Net fees and commissions	89.1	83.1	5.9	7.15

Basic revenue	187.6	181.7	5.9	3.24

Trading gains	24.4	12.5	12.0	95.86

Net operating revenue	212.0	194.2	17.8	9.19

Personnel and general expenses	(90.2)	(92.7)	2.4	(2.64)
a)	Direct	(70.1)	(73.1)	3.0	(4.15)
Personnel expenses	(45.1)	(49.1)	4.0	(8.11)
General expenses	(25.0)	(24.1)	(0.9)	3.95
b)	Indirect	(20.1)	(19.5)	(0.6)	3.02
Depreciation	(6.6)	(6.6)	0.1	(1.03)
Other operating costs	(0.2)	(0.2)	(0.0)	23.96

Net operating income	115.0	94.6	20.3	21.45

Income from equity - accounted holdings	0.0	(0.9)	0.9	(100.00)
Net provisions for loan - losses	14.5	(16.6)	31.1	—
Other income	(2.3)	0.6	(2.9)	—

Income before taxes	127.1	77.8	49.3	63.45

Net consolidated income	93.1	55.2	37.9	68.68

Net attributable income	92.3	53.7	38.6	71.79

Variation

31.03.04	31.03.03	Amount	(%)
Balance sheet
Loans	15,917.7	17,629.1	(1,711.4)	(9.71)
Government securities	7,296.8	5,398.1	1,898.7	35.17
Due from banks	28,135.9	28,449.5	(313.7)	(1.10)
Investment securities	6,455.3	9,319.2	(2,863.9)	(30.73)
Tangible and intangible assets	131.6	147.4	(15.8)	(10.73)
Other assets	6,517.5	7,424.0	(906.6)	(12.21)

Total Assets / Liabilities	64,454.7	68,367.3	(3,912.6)	(5.72)

Customer deposits	25,514.1	26,247.6	(733.5)	(2.79)
Debt securities	2,368.7	1,282.0	1,086.7	84.77
Subordinated debt	27.1	32.4	(5.3)	(16.32)
Due to banks	18,033.8	22,952.0	(4,918.1)	(21.43)
Other liabilities	16,914.1	16,161.8	752.3	4.65
Capital assigned	1,596.9	1,691.5	(94.7)	(5.60)

Other managed funds (off - balance sheet)	1,047.4	958.7	88.6	9.24

Mutual funds	428.4	444.6	(16.2)	(3.65)
Pension funds	601.8	493.3	108.5	21.99
Managed portfolios	17.2	20.9	(3.6)	(17.44)

Customer funds	28,957.2	28,520.7	436.5	1.53

Total managed funds	65,502.0	69,326.0	(3,824.0)	(5.52)

Variation

31.03.04	31.03.03	Amount	(%)

Ratios (%) and other data
ROE (cash-basis)	23.43	12.26	11.17	p.
Efficiency ratio	42.56	47.73	(5.17)	p.
Recurrence ratio	98.73	89.71	9.02	p.
NPL ratio	0.62	1.56	(0.94)	p.
NPL coverage	291.62	156.95	134.67	p.
Number of employees (direct and assigned)	2,271	2,535	(264)	(10.41)
Number of branches	19	23	(4)	(17.39)

SANTANDER GROUP

Financial Management and Equity Stakes
Million euros			Variation

	Q1 '04	Q1 '03	Amount	(%)
Income statement
Net interest revenue (excluding dividends)	(125.8)	(118.2)	(7.6)	6.47
Dividends	27.9	25.7	2.2	8.55

Net interest revenue	(98.0)	(92.5)	(5.5)	5.89

Net fees and commissions	1.3	1.1	0.2	16.76

Basic revenue	(96.6)	(91.4)	(5.3)	5.76

Trading gains	48.9	91.7	(42.8)	(46.64)

Net operating revenue	(47.7)	0.3	(48.0)	—

Personnel and general expenses	(34.1)	(21.3)	(12.8)	59.95
a) Direct	(32.7)	(19.8)	(12.9)	65.34
Personnel expenses	(1.9)	(3.5)	1.6	(45.63)
General expenses	(30.9)	(16.3)	(14.5)	88.78
b) Indirect	(1.4)	(1.5)	0.1	(9.38)
Depreciation	(9.4)	(20.3)	10.9	(53.59)
Other operating costs	8.3	(0.1)	8.3	—

Net operating income	(83.0)	(41.3)	(41.7)	100.83

Income from equity - accounted holdings	174.8	97.1	77.7	79.95
Net provisions for loan - losses	(54.0)	(93.4)	39.4	(42.18)
Other income	(138.5)	682.1	(820.6)	—
Accelerated goodwill amortization	(2.4)	(681.1)	678.6	(99.64)

Income before taxes (cash-basis*)	(103.1)	(36.5)	(66.6)	182.39

Net consolidated income (cash-basis*)	(29.0)	3.8	(32.8)	—

Net attributable income (cash-basis*)	(100.6)	(94.7)	(5.8)	6.16

(*).- Before ordinary goodwill amortization

			Variation

	31.03.04	31.03.03	Amount	(%)

Balance sheet
Government securities, Bank of Spain certificates and others	13,542.1	19,438.6	(5,896.4)	(30.33)
Investment securities	20,195.0	12,148.0	8,047.0	66.24
Goodwill	7,334.2	8,176.6	(842.4)	(10.30)
Liquidity lent to the Group	27,933.7	13,420.3	14,513.4	108.15
Capital assigned to Group areas	16,166.7	14,431.8	1,734.9	12.02
Other assets	17,746.9	17,680.4	66.5	0.38

Total Assets / Liabilities	102,918.5	85,295.7	17,622.9	20.66

REPOs	20,717.1	13,090.2	7,626.9	58.26
Debt securities	25,665.3	19,762.5	5,902.8	29.87
Subordinated debt	9,630.5	10,556.8	(926.3)	(8.77)
Preferred stock	3,603.7	4,553.3	(949.6)	(20.85)
Other liabilities	23,500.9	18,327.4	5,173.5	28.23
Group capital and reserves	19,801.1	19,005.5	795.6	4.19

Other managed funds (off - balance sheet)	0.0	0.0	0.0	—

Mutual funds	0.0	0.0	0.0	—
Pension funds	0.0	0.0	0.0	—
Managed portfolios	0.0	0.0	0.0	—

Customer funds	42,478.2	35,880.3	6,597.9	18.39

Total managed funds	102,918.5	85,295.7	17,622.9	20.66

			Variation

	31.03.04	31.03.03	Amount	(%)

Resources
Number of employees (direct and assigned)	267	258	9	3.49

Financial stakes
Million euros			Variation

	Q1 '04	Q1 '03	Amount	(%)

Income statement
Contribution to results*	93.6	32.9	60.6	184.04
Financing costs	(21.2)	(19.6)	(1.5)	7.89

Revenue	72.4	13.3	59.1	443.58

Operating costs	(0.6)	(0.6)	(0.0)	4.58
Realized capital gains and other	(35.3)	(0.0)	(35.3)	—

Income before taxes	36.5	12.7	23.8	187.52

Net attributable income	52.5	18.4	34.1	185.77

(*) Dividends and income from equity-accounted holdings included.

Industrial stakes
Million euros			Variation

	1T 04	1T 03	Amount	(%)

Income statement
Contribution to results*	115.2	95.4	19.7	20.68
Financing costs	(19.7)	(23.5)	3.8	(16.03)

Revenue	95.5	72.0	23.5	32.64

Operating costs	(4.1)	(4.3)	0.3	(5.85)
Realized capital gains and other	(10.0)	95.6	(105.6)	—

Income before taxes	81.4	163.2	(81.8)	(50.15)

Net attributable income	68.9	137.4	(68.5)	(49.85)

(*) Dividends and income from equity-accounted holdings included.

ITEM 3

ACTIVITY AND RESULTS

January - March 2004

April 29, 2004

Santander Central Hispano cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

Agenda

Santander Group performance. Q1'04

European Retail Banking

Latin America

Global areas

Conclusions

3

Net operating income and net attributable income were 10% and 21% higher than in the first quarter of 2003
Million euros

4

This further improved the historical growth trend in earnings
% var. year-on-year

5

We also accentuated the growth pattern in business volumes ...

(*)	Gross loans excluding securitizations	6
(**)	Total customer funds, both on- and off-balance sheet (mutual and pension funds and managed portfolios)

...and we improved all management ratios
Percentage

7

Key points in earnings performance

1.- Higher net operating income derived from higher revenues, with costs under control

(*)	Personnel and general expenses +depreciation + other operating costs	8

Key points in earnings performance

2.- The increase in net attributable income is supported by the most recurring revenue items ...

Million euros

9

Key points in earnings performance

2.- ... showing a clear trend of quarterly improvement

Note:	the transfer of Argentina’s country-risk is not included in loan-loss provisions in 2003	10

Summary of results
Million euros

	Q1’04	Var.o/ Q1’03 (%)

Net interest revenue	1,984	+4.5	Growing net interest revenue

Basic revenue	3,091	+6.7	Increased commissions

Net operating revenue	3,361	+6.2	Stable trading gains

Net operating income	1,507	+10.1	Differentiated cost management according to commercial strategy

Net op. income + equity-acc. holdings - provisions	1,412	+21.7	Higher income from equity-acc. holdings and stable provisions

Net attributable income	742	+21.2	Increased provisions and lower ordinary amortization of goodwill

11

Agenda

Santander Group performance. Q1’04

European Retail Banking

Latin America

Global areas

Conclusions

12

European Retail Banking
Million euros

Emphasis on boosting revenues with flat costs

(*)	Personnel and general expenses + depreciation + other operating costs	13

European Retail Banking: higher earnings growth generated by a marked increase in activity
% var. year-on-year

14

European Retail Banking. Detail

Million euros and % o/ Q1'03

Net op. revenue 1,815; +9.4%

Net op. income 916; +20.3%

Net att. income 508; +23.0%

15

SAN Retail Banking: higher revenues due to increased business volumes and commissions which offset the narrower spreads
Million euros

(*)	Consolidation of capital gains from guaranteed funds	16

In 2004 SAN and Banesto maintain their growth momentum in key products and segments

Individuals	Mortgages

Market share gain in mortgages since December. Increase year-on-year:

o/ banks + savings banks: +1.1 p.p.
o/ banks: +2.2 p.p.

Loans: +27% o/ March 2003. Market share gain:

o/ banks + savings banks: +0.4 p.p
o/ banks: +1.0 p.p.

(*)	Data as of February ’04, outstanding managed balances. AHE	17

In 2004 SAN and Banesto maintain their growth momentum in key products and segments

Companies	focus on microcompanies and SMEs

(*)	Average balances in billion euros	18

In 2004 SAN and Banesto maintain their growth momentum in key products and segments

Individuals	High value added mutual funds

In 2004

SAN launched the Supergestión range (I and II): EUR 5,500 million placed (150,000 clients)

Banesto Launched Garantizado Dinámico Plus II

We continue to outperform the market

March ’04: +40 b.p. in market share o/Dec. ’03

19

Santander Consumer: strong growth in business activity and results, with agreements that will reinforce our future position

Strategic positioning

	Share*	RK
Spain	26%	1st

Germany	16%	2nd

Italy	5%	7th

Portugal	5%	12th

Poland**	10%	1st

Norway**	30%	1st

Key points in Q1’04 activity

Higher net revenues than traditional banks: 4.6%

New loans: +22%

Better funding structure

Efficiency ratio: 36%

Net op. income and income before taxes grow by close to 40% excluding acquisitions

We are among the Top 3 companies in Europe and the leading car financing entity

(*) (**)	Car financing Agreements to acquire PTF (Poland) and Elcon (Norway)	20

Agenda

Santander Group performance. Q1’04

European Retail Banking

Latin America

Global areas

Conclusions

21

Focus on business growth in Latin America in the last few quarters
Constant US$

Note: annualized growth rates		22
(*) (**)	Loans excluding IPAB Customer deposits excluding REPOs + mutual funds + pension plans

Loans accelerated significantly ...

Constant US$

Var. year-on-year

	Amount	Share

Brazil	+21%	+0.6 p.p

Mexico *	+24%	+1.6 p.p

In Q1’04: +1,500 million and +4.5% (equivalent to an annual increase of +18%)

(*)	Loans excluding IPAB	23

... as well as customer funds
Constant US$

Growth in all countries
% var. year-on-year
Brazil	+17%

Mexico	+19%

Chile	+9%

Puerto Rico	+14%

Venezuela	+73%

Argentina	+21%

Colombia	+13%

In Q1’04: +4,700 million and +6.7% (equivalent to an annual increase of +27%)

(*)	Deposits excluding REPOs + mutual funds + pension plans	24

Increased activity is beginning to be reflected in results, although the worst year-on-year comparison in net attributable income takes place in this quarter

(*)	In Q1’03, disposed provisions and minority interests in Mexico, and higher revenues from the actuarial portfolio indexed to inflation in Brazil	25

Total Latin America: good performance of net operating income due to higher revenues ....
Million US$

		% variation o/

	Q1’04	Q1’03	Q4’03

Net interest revenue	997	+17.4	+8.7

Basic revenue	1,645	+22.4	+8.5

Net operating income	662	+15.9	+20.2

Income before taxes	555	+15.0	+9.2

Net attributable income	414	+0.1	+23.4

26

... in all countries
Million US$ and % o/ Q1’03

(*) (**)	Higher losses if positive Net consolidated income	27

Total Latin America. Higher costs due to the business drive in Brazil and regional projects
Constant Million US$ and var. Q1’04/ Q1’03

28

We are developing Regional Projects whose revenues will be fully obtained in coming years

First results reflected in fees and commissions *

Constant US$. Var. Q1’04/Q1’03

Brazil	+18%

Mexico	+35%

Chile	+25%

Total	+26%

(*)	Commissions from regional projects	29

Cards project: the initial results, in a model still being developed, are very promising
Million US$

(*)	Net interest revenue + net fees and commissions	30

Insurance Project. Target for 2006: to more than double its contribution to results

We already have 2.7 million insurance customers (+15% in 2003)

In 2004, the project is achieving faster growth in revenues and premiums

Note: Data in local currency.	31

Brazil
Million US$

Key points

Strong growth in loans to individual clients (+25%, excluding ER), with a market share gain of 60 b.p.

Mutual funds grow by 36% (excluding ER)

Pressure on deposits spread

Good performance of fees and commissions (+15% excluding ER)

Higher costs (business drive, IT)

32

Mexico
Million US$

Key points

Strong business growth with stable costs

24% rise in managed loans (excluding ER). Market share gain: +1.6 p.p.

4% increase in net interest revenue (excluding ER) despite the lower interest rates

Growth in fees and commissions (+18%, excluding ER)

Positive one-off impacts in Q1’03 amounting to US$ 73 million (release of provisions and lower minority interests)

(*)	Equivalent to last year’s quarters (excluding BoA minority interests)	33

CHILE
Million US$

Key points

Recovery of retail lending (consumer, cards)

Good performance of mutual funds

Impact of lower interest rates on revenues

Excellent performance of fees and commissions (+20%) and costs (flat), excluding ER

High loan-loss provisions in Q1’03 (after the merger)

34

Agenda

Santander Group performance. Q1’04

European Retail Banking

Latin America

Global areas

Conclusions

35

Asset management and Private Banking: better and more stable earnings
Million euros

(*)	Insurance included
(**)	Personnel and general expenses + depreciation + other operating costs	36

Asset Management and Private Banking: most of its contribution comes from branch network revenues
Million euros

(*)	Commissions for Santander Group Total. Commissions charged by the depositary entity not included	37

Global Wholesale Banking: clear improvement supported by all business units
Million euros

Q1’04, the best of the last 5 quarters in Corporate Banking in Spain, Corporate Banking abroad and Investment Banking

(*)	Personnel and general expenses +depreciation + other operating costs	38

Agenda

Santander Group performance. Q1’04

European Retail Banking

Latin America

Global areas

Conclusions

39

Conclusions

Record quarter for income, spurred by growth in revenues and business volumes

Further improvement in management ratios

Excellent business and income performance in Europe

Latin America generated increased business activity and laid solid foundations to grow in coming years

Strong rise in earnings in the global areas, particularly Global Wholesale Banking

New developments to continue to create value: acquisitions in Santander Consumer, regional projects in Latin America, Corporate Projects, Partenón

40

Investor Relations
Plaza de Canalejas, 1. 28014 Madrid (Spain)
Tel. +34 91 558 19 86 – +34 91 558 10 31 – +34 91 558 20 40 – +34 91 558 13 70
Switchboard: +34 91 558 11 11
Fax: +34 91 558 14 53 – +34 91 522 66 70
www.gruposantander.com/inversores
www.gruposantander.com/investor

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	May 12, 2004	By:	/s/ José Antonio Alvarez

			Name:	José Antonio Alvarez
			Title:	Executive Vice President